                                                        OMB APPROVAL
                                                    OMB Number: 3235-0116
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934


For May 16, 2005.

Commission File Number 033-74656-99

                          WESTERN FOREST PRODUCTS INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

       3rd Floor, 435 Trunk Road, Duncan, British Columbia Canada V9L 2P9
--------------------------------------------------------------------------------
                    (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

NOTE: Regulation S-T Rule 10l(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.


                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    WESTERN FOREST PRODUCTS INC.
                                                    ----------------------------
                                                            (Registrant)
Date as of May 16, 2005
-----------------------                             By /s/ Paul Ireland
                                                    ----------------------------
                                                             (Signature)*
                                                            Paul Ireland
                                                       Chief Financial Officer

-----------
* Print the name and title under the signature of the signing officer


PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER


SEC 1815 (11-02)

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

                                       FOR

                          WESTERN FOREST PRODUCTS INC.
                           TO BE HELD ON JUNE 15, 2005

================================================================================

TO:   The Shareholders of Western Forest Products Inc.

NOTICE IS HEREBY GIVEN that the annual general meeting (the "Meeting") of the shareholders of Western Forest Products Inc. (the "Corporation") will be held at the Pacific Rim Room I, Pan Pacific Hotel, 300 - 999 Canada Place, Vancouver, British Columbia on the 15th day of June, 2005, at 10:00 a.m. (Vancouver time), for the following purposes:

1. To receive the consolidated financial statements of the Corporation for the financial period ended December 31, 2004 and the report of the auditors thereon;

2. To fix the number of directors of the Corporation for the ensuing year at seven (7);

3. To elect seven (7) directors to hold office until the close of the next annual general meeting of shareholders of the Corporation;

4.    To appoint auditors for the ensuing year;

5. To authorize the directors to fix the remuneration to be paid to the auditors of the Corporation;

6. To consider and if thought appropriate, to pass an ordinary resolution approving an amendment to the by-laws of the Corporation. The full text of the resolution is set out in the management information circular accompanying this Notice of Meeting; and

7. To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice of Meeting are: (1) a management information circular, which provides additional information relating to the matters to be dealt with at the Meeting; (2) a form of proxy and notes to proxy; (3) a return envelope for use by shareholders to send in their proxy; (4) a return request card for use by shareholders who wish to receive our interim and annual financial statements; and (5) a copy of the Company's annual report.

The Board of Directors of the Corporation have fixed May 12, 2005 as the record date for the determination of shareholders of the Corporation entitled to receive this Notice of Meeting and to attend and vote at the Meeting.

If you are a registered shareholder of the Corporation and are unable to attend the Meeting in person, please complete, sign, date and return the enclosed form of proxy. A proxy will not be valid unless it is deposited at the office of Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, Attention: Proxy Department, on or before 10:00 a.m. Vancouver time (1:00 p.m. Toronto time) on June 13, 2005.

If you are a non-registered shareholder of the Corporation and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. If you are a non-registered shareholder of the Corporation and do not complete and return the materials in accordance with such instructions, you may lose your right to vote at the Meeting, either in person or by proxy.

DATED at Vancouver, British Columbia, this 9th day of May, 2005.

                                       BY ORDER OF THE BOARD OF DIRECTORS

                                       "John MacIntyre"

                                       John MacIntyre
                                       Chairman
                                       Western Forest Products Inc.

================================================================================

                          WESTERN FOREST PRODUCTS INC.

                                   MAY 9, 2005

                         MANAGEMENT INFORMATION CIRCULAR

                                       FOR

                   THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
                           TO BE HELD ON JUNE 15, 2005

================================================================================

                             PURPOSE OF SOLICITATION

This management information circular (the "Information Circular") is being provided to you in connection with the solicitation of proxies by management ("Management") of Western Forest Products Inc. (the "Corporation", "us", "we" or "our") for use at our annual general meeting of shareholders ("Shareholders") of the Corporation to be held at 10:00 a.m. PST on June 15, 2005 and at any and all adjournments thereof (the "Meeting"), at the place and for the purposes set forth in the Notice of Meeting. The Information Circular is also being provided to our directors and auditors.

THE SOLICITATION IS MADE BY MANAGEMENT. The cost of this solicitation will be borne by the Corporation. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally or by telephone by our directors, officers or regular employees at nominal cost. We may also pay the broker-dealers, banks or other nominee Shareholders their reasonable expenses in mailing copies of the meeting materials to beneficial owners of common shares ("Common Shares") of the Corporation.

Unless otherwise specified, all information provided in this Information Circular is as at May 9, 2005. All dollar amounts in this Information Circular are in Canadian currency, unless otherwise specified.

                                   RECORD DATE

The directors have set May 12, 2005 as the record date for determining which Shareholders holding common shares ("Common Shares") of the Corporation of record shall be entitled to receive the Notice of the Meeting and to attend and vote at the Meeting.

                             APPOINTMENT OF PROXIES

THE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY ARE OFFICERS AND/OR DIRECTORS OF THE CORPORATION AND ARE MANAGEMENT DESIGNEES. YOU AS A SHAREHOLDER OF RECORD HAVE THE RIGHT TO DESIGNATE A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND VOTE FOR YOU AT THE MEETING. YOU MAY EXERCISE THIS RIGHT BY EITHER STRIKING OUT THE PRINTED NAMES AND INSERTING IN THE BLANK SPACE PROVIDED IN THE ENCLOSED FORM OF PROXY THE PERSON'S NAME WHICH YOU WISH TO DESIGNATE OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND IN EITHER CASE DELIVERING THE COMPLETED PROXY TO THE OFFICE OF OUR REGISTRAR AND TRANSFER AGENT, COMPUTERSHARE INVESTOR SERVICES INC. ("COMPUTERSHARE"), 100 UNIVERSITY AVENUE, 9TH FLOOR, TORONTO, ONTARIO M5J 2Y1, ATTENTION: PROXY DEPARTMENT, NOT LATER THAN 10:00 A.M. PST (1:00 P.M. EST) ON JUNE 13, 2005.

A proxy will not be valid unless signed by you as a Shareholder of record or by your attorney duly authorized in writing. If you are the representative of a Shareholder of record that is a corporation or association, the form of proxy should bear the seal of the corporation or association, and must be executed by an officer or an attorney duly authorized in writing. If the form of proxy is executed by an attorney for an individual Shareholder of record or by an officer or attorney of a Shareholder of record that is a corporation or association, the instrument so empowering the officer or attorney, as the case may be, or a notarial copy thereof, must accompany the form of proxy.

                              REVOCATION OF PROXIES

In addition to revocation in any manner permitted by law, you may revoke your proxy by an instrument in writing signed by you as a Shareholder of record or by your attorney duly authorized in writing. If you are a representative of a Shareholder that is a corporation or association, the instrument in writing should bear the seal of the corporation or association and must be executed by an officer or by an attorney duly authorized in writing. To be effective the revocation instrument must be deposited with the Corporation's registered office, c/o Fasken Martineau DuMoulin LLP, Suite 2100, 1075 West Georgia Street, Vancouver, British Columbia, V6E 3G2, Attention: L. Casciano, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or, as to any matter in respect of which a vote shall not already have been cast pursuant to such proxy, with the Chairman of the Meeting on the day of the Meeting, or at any adjournment thereof, and upon either of such deposits the proxy is revoked.

                                VOTING OF PROXIES

All Common Shares represented at the Meeting by properly executed proxies will be voted (including the voting on any ballot) or withheld from voting in accordance with your instruction as a Shareholder of record. If you, as a Shareholder, specify a choice on the enclosed form of proxy with respect to any matter to be acted upon, your shares will be voted in accordance with your instructions as specified in the proxy you deposit. IN THE ABSENCE OF ANY SUCH SPECIFICATION, THE MANAGEMENT DESIGNEES, IF NAMED IN THE ENCLOSED FORM OF PROXY, WILL VOTE IN FAVOUR OF THE MATTERS SET OUT THEREIN.

The Management designees named in the enclosed form of proxy are directors and/or officers of the Corporation and have indicated their willingness to represent as Proxyholder the Shareholder of record who appoints them.

THE ENCLOSED FORM OF PROXY, WHEN PROPERLY SIGNED, CONFERS DISCRETIONARY AUTHORITY UPON THE PERSONS NAMED THEREIN WITH RESPECT TO AMENDMENTS OR VARIATIONS OF MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND ANY OTHER MATTERS WHICH MAY PROPERLY BE BROUGHT BEFORE THE MEETING. AS OF THE DATE HEREOF, MANAGEMENT IS NOT AWARE THAT ANY SUCH AMENDMENTS TO, VARIATIONS OF OR OTHER MATTERS ARE TO BE PRESENTED FOR ACTION AT THE MEETING. HOWEVER, IF ANY OTHER MATTERS WHICH ARE NOT NOW KNOWN TO MANAGEMENT SHOULD PROPERLY COME BEFORE THE MEETING, THEN THE MANAGEMENT DESIGNEES INTEND TO VOTE IN ACCORDANCE WITH THE JUDGMENT OF MANAGEMENT.

The number of votes required for approval of any matter that will be submitted to a vote of Shareholders at the Meeting is a simple majority of the votes cast, unless otherwise indicated in this Information Circular.

            SPECIAL INSTRUCTIONS FOR VOTING BY NON-REGISTERED HOLDERS

ONLY REGISTERED SHAREHOLDERS (I.E. SHAREHOLDERS RECORDED ON THE REGISTER OF SHAREHOLDERS MAINTAINED BY OUR REGISTRAR AND TRANSFER AGENT, COMPUTERSHARE) OR DULY APPOINTED PROXYHOLDERS ARE PERMITTED TO VOTE AT THE MEETING. MANY SHAREHOLDERS ARE "NON-REGISTERED" SHAREHOLDERS BECAUSE THE SHARES OF THE CORPORATION THEY OWN ARE NOT REGISTERED IN THEIR NAMES BUT ARE INSTEAD REGISTERED IN THE NAME OF THE BROKERAGE FIRM, BANK OR TRUST COMPANY THROUGH WHICH THEY PURCHASED THE SHARES. More particularly, a person is not a registered Shareholder in respect of shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESP's and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, we have distributed copies of the Notice of Meeting, this Information Circular, the form of proxy and related documents (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless in the case of certain proxy-related materials a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. With those Meeting Materials, Intermediaries or their service companies should provide Non-Registered Holders of Common Shares with a "request for voting instruction form" which, when properly completed and signed by such Non-Registered Holder and RETURNED TO THE INTERMEDIARY OR ITS SERVICE COMPANY, will constitute voting instructions which the

Intermediary must follow. The purpose of this procedure is to permit Non-Registered Holders of Common Shares to direct the voting of the Common Shares which they beneficially own. Should a Non-Registered Holder of Common Shares wish to vote at the Meeting in person, the Non-Registered Holder should follow the procedure in the request for voting instructions provided by or on behalf of the Intermediary and request a form of legal proxy which will grant the Non-Registered Holder the right to attend the Meeting and vote in person. NON-REGISTERED HOLDERS SHOULD CAREFULLY FOLLOW THE INSTRUCTIONS OF THEIR INTERMEDIARY, INCLUDING THOSE REGARDING WHEN AND WHERE THE COMPLETED REQUEST FOR VOTING INSTRUCTIONS IS TO BE DELIVERED.

ONLY REGISTERED SHAREHOLDERS HAVE THE RIGHT TO REVOKE A PROXY. NON-REGISTERED HOLDERS OF COMMON SHARES WHO WISH TO CHANGE THEIR VOTE MUST ARRANGE FOR THEIR RESPECTIVE INTERMEDIARIES TO CHANGE THEIR VOTE AND IF NECESSARY REVOKE THEIR PROXY IN ACCORDANCE WITH THE REVOCATION PROCEDURES SET OUT ABOVE IN SUFFICIENT TIME IN ADVANCE OF THE MEETING.

                   COMMON SHARES AND PRINCIPAL HOLDERS THEREOF

As at the date of this Information Circular, we have 25,635,424 Common Shares issued and outstanding. Each Shareholder of record at the close of business on May 12, 2005 (the "Record Date") is entitled to one vote on a ballot at the Meeting for each Common Share held by such Shareholder. One or more voting persons present or deemed to be present and authorized to cast in the aggregate not less than one-twentieth of the total votes attaching to all shares carrying the right to vote at the Meeting will constitute a quorum at the Meeting. Voting persons are Shareholders of record or duly authorized representatives of, or proxyholders of, such Shareholders, entitled to vote at the meeting.

To the knowledge of our directors and senior officers, as of the date hereof the following parties beneficially own, directly or indirectly, or exercise control or direction over, 10% or more of the outstanding Common Shares:

                                                                                        PERCENTAGE OF ISSUED
NAME AND MUNICIPALITY OF RESIDENCE OF SHAREHOLDER              NO. OF COMMON SHARES         COMMON SHARES
Harbert Distressed Investment Master Fund, Ltd. ("Master
Fund"), HMC Distressed Investment Offshore Manager, L.L.C.
and HMC Investors L.L.C. (collectively, "Harbert") (1)               8,065,910                  31.5%
Dublin, Ireland, in the case of the Master Fund and  New
York, NY, in the case of the others

Tricap Management Limited ("Tricap") (2)                             4,563,228                  17.8%
Toronto, Ontario

Merrill Lynch Investment Managers, L.P. ("MLIM") (3)                 3,205,162                  12.5%
Plainsboro, New Jersey

(1) The "Report Filed by Eligible Institutional Investor Under Part 4" of National Instrument 62-103 ("NI 62-103") which was filed on SEDAR by Harbert (on its behalf and other entities managed and controlled by Harbert) on August 6, 2004, indicates that Harbert beneficially owns, directly or indirectly, or exercises control or direction over 8,065,939 of our Common Shares. However, our counsel has been advised verbally by a representative of Harbert that as at May 6, 2005, 8,065,910 Common Shares are held by Harbert.

(2) Based on an Early Warning Report dated July 29, 2004 filed on SEDAR by Tricap (as manager for and on behalf of Tricap Restructuring Fund). Our counsel has received confirmation by a Tricap representative that as at May 9, 2005 Tricap's holding as reported has not changed.

(3) The "Report Filed by Eligible Institutional Investor Under Part 4" of NI 62-103 which was filed on SEDAR by MLIM (as manager, together with its affiliates for and on behalf of certain investment funds) on August 10, 2004 indicates that MLIM beneficially owns, directly or indirectly, or exercises control or direction over 3,255,162 of our Common Shares. However, our counsel has been advised verbally by a representative of MLIM that as at May 9, 2005 3,205,162 Common Shares are held by MLIM.

                              ELECTION OF DIRECTORS

Our Articles and By-Laws provide that our Board of Directors ("Board") is to consist of a minimum of three (3) directors and a maximum of fifteen (15) directors. The existing Board consists of seven (7) directors and for this forthcoming year, the Board proposes to fix the number of directors at seven
(7). Accordingly, we intend to place before the Meeting for approval, a resolution fixing the number of directors at seven (7) directors. We also propose that the persons named in the table below be nominated at the Meeting to serve as directors of the Corporation for the ensuing year. All nominees are currently directors of the Corporation. Each director elected will hold office until the next annual general meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with our Articles and By-Laws, he becomes disqualified to act as a director or is removed in accordance with the requirements of our governing corporate statute, the Canada Business Corporation Act (the "CBCA").

Except as noted under "Voting of Proxies", proxies received in favour of Management designees will be voted for the following proposed director nominees (or for substitute nominees in the event of contingencies not known at present).

No class of shareholders has the right to elect a specified number of directors or to cumulate their votes with respect to the election of directors.

The following table sets forth certain information with respect to persons to be nominated for election as a director. All proposed nominees are currently directors of the Corporation whose current term of office will expire as of the close of the Meeting. The following information concerning the respective nominees has been furnished by each of them:

                                                                                             APPROXIMATE NUMBER OF
                                                                                          COMMON SHARES BENEFICIALLY
                                                                                               OWNED DIRECTLY OR
 NAME OF AND PROVINCE AND COUNTRY OF                                                       INDIRECTLY OR OVER WHICH
    RESIDENCE OF PROPOSED NOMINEE                                                           CONTROL OR DIRECTION IS
 DIRECTORS AND PRESENT POSITION WITH                                                       EXERCISED AS OF THE DATE
           THE CORPORATION             PRINCIPAL OCCUPATION(1)       DIRECTOR SINCE                HEREOF(2)
----------------------------------------------------------------------------------------------------------------------
JAMES ARTHURS(3)(4)(5)                 Senior Vice President,        July 27, 2004                    Nil
British Columbia, Canada                 Sales & Marketing,
Director                                  Integrated Paving
                                            Concepts Inc.
----------------------------------------------------------------------------------------------------------------------
LEE DONEY(4)(5)                              Consultant              July 27, 2004                    Nil
British Columbia, Canada
Director
----------------------------------------------------------------------------------------------------------------------
PETER GORDON(3)(6)                        Managing Partner,          July 27, 2004                See Note 7
Ontario, Canada                            Restructuring,
Director                                 Brascan Corporation
----------------------------------------------------------------------------------------------------------------------
REYNOLD HERT                             President and Chief        October 4, 2004                   Nil
British Columbia, Canada                 Executive Officer,
President, Chief Executive Officer         the Corporation
and Director
----------------------------------------------------------------------------------------------------------------------
JOHN LACEY(5)(6)                         Corporate Director          July 27, 2004                See Note 7
Ontario, Canada
Director
----------------------------------------------------------------------------------------------------------------------
JOHN MACINTYRE(3)(5)                    Independent Financial        July 27, 2004                See Note 7
Ontario, Canada                                Advisor
Director and Chairman of the Board
======================================================================================================================


                                                                                             APPROXIMATE NUMBER OF
                                                                                          COMMON SHARES BENEFICIALLY
                                                                                               OWNED DIRECTLY OR
 NAME OF AND PROVINCE AND COUNTRY OF                                                       INDIRECTLY OR OVER WHICH
    RESIDENCE OF PROPOSED NOMINEE                                                           CONTROL OR DIRECTION IS
 DIRECTORS AND PRESENT POSITION WITH                                                       EXERCISED AS OF THE DATE
           THE CORPORATION             PRINCIPAL OCCUPATION(1)       DIRECTOR SINCE                HEREOF(2)
----------------------------------------------------------------------------------------------------------------------

JOHN B. NEWMAN(3)(5)(6)                  Corporate Director          July 27, 2004                    Nil
Ontario, Canada
Director
======================================================================================================================

------------

(1) Except as set out below, the information as to occupation of the directors of the Corporation includes present principal occupation and occupations for the preceding five years.

(2) See "Compensation of Directors" for options granted to directors, other than Mr. Hert, and "Statement of Executive Compensation" for options granted to Mr. Hert.

(3)   Member of the Audit Committee.

(4)   Member of the Environmental, Health and Safety Committee.

(5)   Member of the Nominating and Corporate Governance Committee.

(6)   Member of the Management Resources and Compensation Committee.

(7) As at the date hereof, none of our Common Shares are beneficially owned, directly or indirectly and no direction or control over any of our shares is exercised by any of our directors and senior officers of Western as a group. However, Mr. Gordon, as described herein, is an officer of Tricap. As of the date hereof Tricap holds 4,563,228 Common Shares or 17.8% of our issued and outstanding Common Shares. (See "Common Shares and Principal Holders Thereof" for a list of our other principal shareholders.) Also, as described herein, each of Messrs. Lacey and MacIntyre are members of the independent advisory board of Tricap.

James Arthurs, Director

Mr. Arthurs is and has been since 2004, the Senior Vice President, Sales & Marketing for Integrated Paving Concepts Inc., a manufacturer of equipment, tooling and high technology coatings for the decorative asphalt industry. Prior to joining Integrated Paving Concepts, Mr. Arthurs was Managing Director, Operations, for The Jim Pattison Group, one of Canada's largest privately-held companies, from 2002 through 2004. From January 2002 to May 2002 he was the Sr. Vice President and Chief Information Officer for Alderwoods Group, Inc. (emergent company of the Loewen Group, operating funeral homes and operations within North America and the U.K.) and from May 2000 to January 2002, he was with the Loewen Group. The Loewen Group was the subject of CCAA proceedings in Canada and Chapter 11 proceedings in the U.S. from June 1, 1999 to December 31, 2001. Previous positions included Vice President, Residential and Industrial Operations for Trus Joist, A Weyerhaeuser Company; and General Manager, Building Materials Distribution for MacMillan Bloedel Limited. In addition, Mr. Arthurs spent 16 years with IBM in a wide range of sales and management positions. Mr. Arthurs holds a Bachelor of Science Degree in Computer Science from the University of Calgary.

Lee Doney, Director

Mr. Doney is an independent consultant through his company, RLD Strategies. He is a director on the Community Living Board of the Provincial Government and the Chair of the Board of Columbia Power Corporation. Mr. Doney was a Deputy Minister in the British Columbia Government for over 15 years and served in a number of other posts in the government. Most recently, he was Deputy Minister of Skills and Development and Labour from June 2001 until his retirement in April 2004. Mr. Doney's previous responsibilities include Deputy Minister of Forests; Chief Executive Officer of Forest Renewal BC; Interim Chair, Industry Training and Apprenticeship Commission; Chief Executive Officer of the British Columbia Labour Force Development Board; Chairman of the Workers Compensation Board of Governors; Executive Director to the Provincial Round Table on the Environment and the Economy; and Executive Director for the BC Treaty Commission. He has a Masters Degree in Economics from Queens University.

Peter Gordon, Director

Mr. Gordon is currently Managing Partner, Restructuring, Brascan Corporation, where he is co-manager of the Tricap Restructuring Fund, a $415 million fund providing investment capital and management assistance to companies experiencing financial or operational difficulties. He joined Brascan in 1998 where he has been directly involved in its investment banking and merchant banking activities. Prior to 1998, he spent over fifteen years in the Canadian mining industry in the marketing, operating and finance areas with Westmin Resources Limited and Noranda Inc. Mr. Gordon is currently a director of Vicwest Corporation and Northgate Minerals Corporation. He holds an MBA in addition to an engineering degree.

Reynold Hert, President, Chief Executive Officer and Director

Mr. Hert was appointed President, CEO and Director of Western on October 4, 2004. Prior to that he had spent 12 years with Weyerhaeuser in various roles, most recently in Kamloops, B.C., as Vice President, Canadian Forestlands and previously as Vice President, Canadian SPF Lumber. Mr. Hert joined Weyerhaeuser as part of the acquisition of Proctor & Gamble's Grande Prairie assets. He managed the Grande Prairie sawmill at the time. He started in the Canadian forest industry while a forestry student at the University of Toronto, working in timber cruising in Ontario and Alberta. Mr. Hert has a Bachelor of Science Degree (Forestry) from the University of Toronto.

John Lacey, Director

Mr. Lacey became the Chairman of the Board of Directors of Alderwoods Group, Inc. (emergent company of Loewen Group, operating funeral homes and cemeteries within North America and the UK), on January 2, 2002. From January 1999 to January 2002, Mr. Lacey was the Chairman of the Board of Directors of the Loewen Group Inc., of which he was a director from December 1998. (The Loewen Group was the subject of proceedings in Canada and Chapter 11 proceedings in the U.S. from June 1, 1999 to December 31, 2001.) From July 1998 to November 1998, he was President and Chief Executive Officer of The Oshawa Group Ltd. in Toronto, Ontario. From November 1996 to July 1998, he was President and Chief Executive Officer of WIC Western International Communications Inc. in Vancouver, British Columbia. Prior to that, Mr. Lacey served as President and Chief Executive Officer of Scott's Hospitality Inc. from 1990 to 1996. Mr. Lacey currently is a director of TELUS, Canadian Tire Corp., CIBC and Cancer Care Ontario and the Chairman of Doncaster Racing Inc. and Doncaster Consolidated Ltd. In addition, Mr. Lacey is a member of the advisory board of Tricap.

John MacIntyre, Director and Chairman of the Board

Mr. MacIntyre is, and has been since 2004, a partner in Birch Hill Private Equity (a successor to TD Capital's Private Equity Fund). From 2002 to 2004, he was an independent financial advisor. Until February 2002, Mr. MacIntyre was a Senior Vice-President of The Toronto-Dominion Bank, and Vice Chair, Global Head, Investment Banking, TD Securities. As Vice Chair, Investment Banking, he was responsible for global investment banking, corporate credit, trade finance and correspondent banking. Prior to joining TD Securities in 1987, Mr. MacIntyre was a partner with Ernst & Young. Mr. MacIntyre has been a director of several public and private corporations, and is currently a director of Maple Leaf Sports & Entertainment Ltd., Persona Communications Ltd. and Wellspring. He is on the advisory boards for TD Capital and Tricap. Mr. MacIntyre is a Chartered Accountant, a Chartered Business Valuator and a graduate of Queen's University.

John B. Newman, Director

Since his retirement in 1990 as Deputy Chairman of Prudential Securities (Canada), Mr. Newman has served as Chairman and CEO of Multibanc Financial Holdings Limited, a private investment vehicle located in Toronto. Mr. Newman also served as Chairman and CEO of First Place Tower Inc., the owner of a 2.6 million square foot 72 storey office and retail complex located in Toronto, from its emergence from bankruptcy in 1995 until its sale in 1999. He is currently a director of a number of public and private Canadian corporations and trusts engaged in real estate, insurance, investment, manufacturing, distribution and financing, including Simmons Canada Inc., Multi-Fund Management Inc., Aviva Group Canada Ltd., Pilot Insurance Company and Utility Corporation. Mr. Newman was also an independent director of FT Capital Inc. until his resignation on December 17, 2002. FT Capital Inc. was operating under an agreed moratorium on its principal and interest payments on its subordinated debentures prior to Mr. Newman becoming one of its independent directors. Prior to Mr. Newman's resignation, FT Capital Inc. was subject to a number of cease trade orders issued in 2001 and 2002 by various securities regulatory authorities in Canada for failure to file financial statements while its principal shareholder B.C. Pacific Capital Corporation considered restructuring options with Brascan Financial Corporation. Those cease trade orders were subsequently terminated after FT Capital Inc. filed the requisite financial statements.

                       STATEMENT OF EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

The following table provides a summary of compensation earned during the financial year ended December 31, 2004 by our Chief Executive Officer ("CEO"), Chief Financial Officer ("CFO") (as at December 31, 2004) and three of our most highly compensated executive officers (other than the CEO and CFO) whose total annual salary and bonus was in excess of $150,000, and any of our former executive officers that would have been one of the three most highly compensated executive officers except that the individual was not serving as an executive officer for us as of December 31, 2004 (collectively, the "Named Executive Officers").

On July 27, 2004, Doman Industries Limited ("Doman") and certain of its subsidiaries (collectively with Doman, the "Predecessor") implemented a Plan of Compromise and Arrangement under the Companies' Creditors Arrangement Act (Canada) ("CCAA") and Reorganization under the CBCA (the "Plan") and emerged from protection under the CCAA. We were incorporated under the CBCA on April 27, 2004 for the purposes of implementing the Plan and on July 27, 2004, the Plan implementation date, we acquired the solid wood and pulp assets of the Predecessor and we commenced business thereafter. Effective on the implementation of the Plan, the employment of the officers and employees of our Predecessor was continued by us substantially on the same terms and conditions as their employment with our Predecessor. Accordingly, for ease of reference the table contains the aggregate compensation paid to those Named Executive Officers employed by us and by our Predecessor for the year ended December 31, 2004.

                                           2004 ANNUAL COMPENSATION               2004 LONG TERM COMPENSATION
                                     ---------------------------------------  ----------------------------------
                                                                                        AWARDS           PAYOUTS
                                                                              ------------------------   -------
                                                                              SECURITIES    RESTRICTED
                                                                                 UNDER        SHARES
                                                                  OTHER        OPTIONS/         OR                        ALL
NAME AND PRINCIPAL                                               ANNUAL          SARS         SHARE         LTIP         OTHER
POSITION WITH THE                      SALARY        BONUS    COMPENSATION(1)   GRANTED       UNITS       PAYOUTS   COMPENSATION(2)
CORPORATION                              ($)          ($)          ($)            (#)          ($)          ($)           ($)
-----------------------------------------------------------------------------------------------------------------------------------

J.H. (RICK) DOMAN(3)    Corporation     93,042         3,000       --             --            --          --         835,058(4)
Former President and    Predecessor    224,583            --       --             --            --          --           3,258
Chief Executive                        -------       -------                                                           -------
Officer                    Total       317,625         3,000       --             --            --          --         838,316
                                       =======       =======                                                           =======
-----------------------------------------------------------------------------------------------------------------------------------
DAN DYCK                Corporation     67,917        63,550       --             --            --          --           2,191
General Manager,        Predecessor     93,583            --       --             --            --          --           3,039
Sawmills                               -------       -------                                                           -------
                            Total      161,500        63,550       --             --            --          --           5,230
                                       =======       =======                                                           =======
-----------------------------------------------------------------------------------------------------------------------------------
REYNOLD HERT(5)         Corporation     92,330       125,000       --           250,000         --          --             794
President and Chief     Predecessor         --            --       --                --         --          --              --
Executive Officer                      -------       -------                    -------                                -------
                           Total        92,330       125,000       --           250,000         --          --             794
                                       =======       =======                    =======                                =======
-----------------------------------------------------------------------------------------------------------------------------------
PHILIP HOSIER(6)        Corporation     73,042        78,000       --             --            --          --           1,843
Former Corporate        Predecessor    102,258            --       --             --            --          --         173,097(7)
Secretary and                          -------       -------                                                           -------
Vice-President,            Total       175,300        78,000       --             --            --          --         174,940
Finance                                =======       =======                                                           =======
-----------------------------------------------------------------------------------------------------------------------------------
DAVE INGRAM             Corporation     71,667        37,400       --             --            --          --           2,302
General Manager,        Predecessor    100,333         4,000       --             --            --          --           3,217
Western Pulp Limited                   -------       -------                                                           -------
                           Total       172,000        41,400       --             --            --          --           5,519
                                       =======       =======                                                           =======
-----------------------------------------------------------------------------------------------------------------------------------
BERNI ZIMMERMANN(8)     Corporation     74,400        19,000       --             --            --          --          60,087(9)
Consultant and Former   Predecessor    104,160            --       --             --            --          --           2,987
General Manager,                       -------       -------                                                           -------
Logging                    Total       178,560        19,000       --             --            --          --          63,074
                                       =======       =======                                                           =======
===================================================================================================================================

------------------

(1) The aggregate amount of perquisites and other personal benefits that is less than $50,000 and 10% of the total annual salary and bonus for any of the Named Executives are not reported.

(2) Unless otherwise specified, amounts reported in this column refer to the dollar values of insurance premiums paid with respect to term life insurance, medical benefits and amounts contributed in respect of an employee savings plan.


(3) Mr. Doman was the President and Chief Executive Officer of the Corporation from incorporation, April 27, 2004, until September 22, 2004. Mr. Doman's employment agreement with Doman was transferred to us on the implementation of the Plan. For a description of the terms of that agreement see the Annual Filing of Doman, dated April 16, 2004 available at www.sedar.com under the name Doman Industries Limited. Mr. Doman's employment was terminated effective September 22, 2004. Pursuant to his employment agreement, Mr. Doman was paid severance of $833,623 (made up of severance of $770,000, vacation pay of $44,423, car allowance of $19,200, and term life insurance, medical benefits and amounts contributed in respect of an employee savings plan of $1,435).

(4) Mr. Doman's other compensation from the Predecessor and the Corporation for the year ended December 31, 2004 was $3,258 and $835,058 respectively, and includes the $833,623 paid as severance from the Corporation.

(5) Mr. Hert became the President and Chief Executive Officer of the Corporation on October 4, 2004. Under his employment agreement, he is entitled to an annual base salary of $375,000. Under the terms of such agreement he was also entitled to a one time hiring bonus of $125,000. See "Employment Contracts" and "Report on Executive Compensation by the Management Resources and Compensation Committee of the Board."

(6) Mr. Hosier was the Corporate Secretary of the Corporation from June 23, 2004 until May 2, 2005. He was Vice President, Finance of the Corporation from July 27, 2004 to January 24, 2005. (Mr. Paul Ireland was appointed CFO as of January 24, 2005.) Mr. Hosier retired from the Corporation in March 2005, but continues to work for the Corporation in a consulting role.

(7) Pursuant to a retention agreement dated as of March 1, 2004 with Doman, Mr. Hosier was paid $65,000 for agreeing to remain in his position as Vice-President, Finance of Doman until the earlier of the implementation date of the Plan and June 30, 2004. He was also paid $105,517 vacation pay plus $2,580 for term life insurance, medical benefits and amounts contributed in respect of an employee savings plan.

(8) Mr. Zimmermann was the General Manager, Logging of the Corporation from July 27, 2004 to December 31, 2004. He currently provides consulting services to the Corporation.

(9) Mr. Zimmermann was paid $58,049 vacation pay plus $2,580 for term life insurance, medical benefits and amounts contributed in respect of an employee savings plan. Mr. Zimmermann is also entitled to severance. However, the amount has not yet been settled.

OPTION GRANTS DURING THE FINANCIAL PERIOD ENDED DECEMBER 31, 2004

We granted the following options to the Named Executive Officers during the financial year ended December 31, 2004:

                  OPTION/SARS GRANTS DURING 2004 FINANCIAL YEAR

                          COMMON SHARES                                           MARKET VALUE(1) OF
                              UNDER                                                  COMMON SHARES
                          OPTIONS/SARS    % OF TOTAL OPTIONS/SARS   EXERCISE OR   UNDERLYING OPTIONS
                             GRANTED      GRANTED TO EMPLOYEES IN    BASE PRICE     ON THE DATE OF
         NAME                  (#)             FINANCIAL YEAR        ($/SHARE)      GRANT ($/SHARE)     EXPIRATION DATE
-----------------------------------------------------------------------------------------------------------------------
J.H. (Rick) Doman              --                    --                  --               --                  --
-----------------------------------------------------------------------------------------------------------------------
Dan Dyck                       --                    --                  --               --                  --
-----------------------------------------------------------------------------------------------------------------------
Reynold Hert                 250,000(2)             100%                9.25         2,312,500           Oct. 3, 2014
-----------------------------------------------------------------------------------------------------------------------
Philip Hosier                  --                    --                  --               --                  --
-----------------------------------------------------------------------------------------------------------------------
Dave Ingram                    --                    --                  --               --                  --
-----------------------------------------------------------------------------------------------------------------------
Berni Zimmermann               --                    --                  --               --                  --
-----------------------------------------------------------------------------------------------------------------------

NOTES:

(1) Market value under the Company's Incentive Stock Option Plan is defined as the closing price on the TSX on the trading day immediately preceding the grant day.

(2) These options vest in increments of 20% at intervals of one year and immediately upon a change of control. Options must be exercised within 90 days of termination of employment without cause or resignation upon a change of control. See "Incentive Stock Option Plan" for a description of other terms that apply to the options.

            AGGREGATED OPTIONS EXERCISED DURING 2004 FINANCIAL YEAR
                      AND FINANCIAL YEAR-END OPTION VALUES

                                                                                              VALUE OF UNEXERCISED
                                                           UNEXERCISED OPTIONS/SARS AT      IN-THE-MONEY OPTIONS/SARS
                                SECURITIES    AGGREGATE         DECEMBER 31, 2004             AT DECEMBER 31, 2004
                                ACQUIRED ON     VALUE              EXERCISABLE/                   EXERCISABLE/
                                 EXERCISE      REALIZED           UNEXERCISABLE                 UNEXERCISABLE(1)
             NAME                   (#)          ($)                   (#)                             ($)
---------------------------------------------------------------------------------------------------------------------
J.H. (Rick) Doman                   --            --                    --                             --
---------------------------------------------------------------------------------------------------------------------
Dan Dyck                            --            --                    --                             --
---------------------------------------------------------------------------------------------------------------------
Reynold Hert                        --            --                -/250,000                          -/0
---------------------------------------------------------------------------------------------------------------------
Philip Hosier                       --            --                    --                             --
---------------------------------------------------------------------------------------------------------------------
Dave Ingram                         --            --                    --                             --
---------------------------------------------------------------------------------------------------------------------
Berni Zimmermann                    --            --                    --                             --
---------------------------------------------------------------------------------------------------------------------

NOTES:

(1) Based on a market value of $6.65 per share, being the closing trading price per Common Share on the TSX as of December 31, 2004.

RETIREMENT PLANS

The following tables set forth annual benefits that become payable under pension plans established by 4018958 Canada Inc. (formerly Western Forest Products Limited, a subsidiary of Doman), which were transferred to us on the implementation of the Plan.

As at December 31, 2004, D. Dyck, D. Ingram, R. Hert, P.G. Hosier and B. Zimmermann were members of the Western Forest Products Limited Salaried Employees Pension Plan (the "WFP Plan"). Also as at December 31, 2004, R. Hert and P.G. Hosier were members of the Western Forest Products Limited Supplementary Plan ("WFP Supplementary Plan"). The Doman Industries Limited Pension Plan (the "DIL Plan") was also transferred to us on the implementation of the Plan. However, none of the Named Executive Officers are members of the DIL Plan. D. Ingram is entitled to a separate supplement pension. See "Employment Contracts".

                             TABLE I - THE WFP PLAN

PENSIONABLE
 EARNINGS
    ($)                           YEARS OF SERVICE
--------------------------------------------------------------------------------
                  15         20         25          30         35         40
--------------------------------------------------------------------------------
100,000         24,855     33,140     41,425      49,710     57,995     66,280
--------------------------------------------------------------------------------
125,000         27,495     36,660     45,825      54,990     64,155     73,320
--------------------------------------------------------------------------------
150,000         27,495     36,660     45,825      54,990     64,155     73,320
--------------------------------------------------------------------------------
175,000         27,495     36,660     45,825      54,990     64,155     73,320
--------------------------------------------------------------------------------
200,000         27,495     36,660     45,825      54,990     64,155     73,320
--------------------------------------------------------------------------------
225,000         27,495     36,660     45,825      54,990     64,155     73,320
--------------------------------------------------------------------------------
250,000         27,495     36,660     45,825      54,990     64,155     73,320
--------------------------------------------------------------------------------
275,000         27,495     36,660     45,825      54,990     64,155     73,320
--------------------------------------------------------------------------------
300,000         27,495     36,660     45,825      54,990     64,155     73,320
--------------------------------------------------------------------------------
325,000         27,495     36,660     45,825      54,990     64,155     73,320
--------------------------------------------------------------------------------
350,000         27,495     36,660     45,825      54,990     64,155     73,320
--------------------------------------------------------------------------------
375,000         27,495     36,660     45,825      54,990     64,155     73,320
--------------------------------------------------------------------------------
400,000         27,495     36,660     45,825      54,990     64,155     73,320
--------------------------------------------------------------------------------

Under the WFP Plan, pensionable earnings equal the highest average earnings of the member of the plan based upon a 60 consecutive month period while the WFP Plan is in operation. Pension benefits are equal to 1.9% of pensionable earnings per year of service to a maximum of 40 years minus an adjustment for Canada Pension Plan Benefits. Although the normal retirement age is 65, a member may retire up to 10 years prior to the age of 65. If a member retires before the age of 60 and receives a pension, his pension will be reduced. If a member retires before the age of 65, he will receive a bridging benefit which ranges from $3,098 to $9,720 for the range of earnings and years of service set out in Table II. Apart from the bridging benefit which terminates at age 65, pensions are paid for life with a guarantee of at least five years payment should the retired executive die within five years following retirement. Benefits payable under the WFP Plan are limited to the maximum amounts permitted under the Income Tax Act (Canada) (the "ITA" Limit).

The WFP Supplementary Plan provides a pension supplement to members of the WFP Plan designated as participants by the Board in order to provide pension benefits to the level that members would receive if no ITA Limit was in place. Pensionable earnings and benefits under the WFP Plan, as supplemented by the WFP Supplementary Plan, are calculated upon the same basis as benefits and earnings under the WFP Plan alone, with the exception that the ITA Limit does not apply. The WFP Supplementary Plan is funded from our general operations.

As at December 31, 2004, D. Dyck had completed and been credited with approximately 14.3 years of pensionable service, R. Hert had completed and been credited with approximately 0.3 years of pensionable service, P.G. Hosier had completed and been credited with approximately 25.3 years of pensionable service, D. Ingram had completed and been credited with approximately 13.6 years of pensionable service, and B. Zimmermann had completed and been credited with approximately 10.8 years of pensionable service. As of September 22, 2004, the date of termination of his employment, J.H. Doman had completed and been credited with approximately 22.7 years of pensionable service.

                            TABLE II -- THE WFP PLAN
                   (AS SUPPLEMENTED BY THE SUPPLEMENTARY PLAN)

PENSIONABLE
 EARNINGS
  ($)                                   YEARS OF SERVICE
--------------------------------------------------------------------------------
                 15         20         25          30         35         40
--------------------------------------------------------------------------------
100,000        24,855     33,140     41,425      49,710     57,995     66,280
--------------------------------------------------------------------------------
125,000        31,980     42,640     53,300      63,960     74,620     85,280
--------------------------------------------------------------------------------
150,000        39,105     52,140     65,175      78,210     91,245    104,280
--------------------------------------------------------------------------------
175,000        46,230     61,640     77,050      92,460    107,870    123,280
--------------------------------------------------------------------------------
200,000        53,355     71,140     88,925     106,710    124,495    142,280
--------------------------------------------------------------------------------
225,000        60,480     80,640    100,800     120,960    141,120    161,280
--------------------------------------------------------------------------------
250,000        67,605     90,140    112,675     135,210    157,745    180,280
--------------------------------------------------------------------------------
275,000        74,730     99,640    124,550     149,460    174,370    199,280
--------------------------------------------------------------------------------
300,000        81,855    109,140    136,425     163,710    190,995    218,280
--------------------------------------------------------------------------------
325,000        88,980    118,640    148,300     177,960    207,620    237,280
--------------------------------------------------------------------------------
350,000        96,105    128,140    160,175     192,210    224,245    256,280
--------------------------------------------------------------------------------
375,000       103,230    137,640    172,050     206,460    240,870    275,280
--------------------------------------------------------------------------------
400,000       110,355    147,140    183,925     220,710    257,495    294,280
--------------------------------------------------------------------------------

EMPLOYMENT CONTRACTS

Mr. D. Ingram entered into an agreement with a subsidiary entity of Doman dated April 29, 1991, which was assigned to us on the implementation of the Plan, providing for a supplemental pension in addition to a regular pension from the WFP Plan. Mr. Ingram is entitled to a supplementary pension from us based on his pensionable service with us and our Predecessor, his final average earnings at his former employer and the WFP Plan's pension formula. This supplementary pension to Mr. Ingram is payable from our general operations.

We have entered into an employment agreement with our current CEO, effective from October 4, 2005 and an employment agreement with our current CFO, effective from January 24, 2005 (collectively the "Employment Agreements"). The Employment Agreements are for an indefinite term and contain provisions for annual base salaries (subject to annual review), as well as provisions pertaining to eligibility for annual discretionary bonuses based on personal and corporate performance, participation in the WFP Plan, the WFP Supplementary Plan and the Company's Incentive Stock Option Plan, eligibility for benefits, vacation, relocation allowances, vehicle allowances and in the case of the CEO the grant of options as described above. The Employment Agreements also contain severance provisions contemplating, in the case of termination without cause, severance payments equal to the sum of 24 months in the case of the CEO, and 12 months in the case of the CFO, of base salary plus the average yearly performance bonus over the past three years or less (collectively, the "Termination Payment"). In addition, upon such termination all vested options may only be exercised within 90 days of termination. The Employment Agreement in the case of the CFO provides for the entitlement for a period of 90 days to resign and receive the Termination Payment in the event of the occurrence of certain change in control events. Additionally, the CEO's Employment Agreement provides that upon such change of control, all unvested options will vest and may only be exercised for 90 days. In the case of the CFO, the Employment Agreement provides that upon the occurrence of a material change in control of the Company, and the CFO is not offered employment on substantially the same terms, the CFO is entitled for a period of 90 days to resign and receive a lump sum payment equal to 24 months of salary plus bonus amounts due to the CFO.

Other than as noted above or elsewhere herein, we have no written employment agreements between us or any of our subsidiaries and a Named Executive Officer or any compensation arrangement where the Named Executive Officer entitled to receive more than $100,000 in event of resignation, retirement or other termination of the Named Executive Officer or on a change of control where such contract or arrangement is in existence at the end of the most recent completed financial year.

See "Summary Compensation Table" for a summary of compensation earned by Named Executive Officer for the financial year ended December 31, 2004. Also see "Retirement Plans" for a discussion of retirement benefits available to Named Executive Officers.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS, OFFICERS AND EMPLOYEES

The following table sets out as at May 9, 2005, the aggregate indebtedness in respect of the purchase of securities and other indebtedness to us or any of our subsidiaries (other than routine indebtedness) and to another entity if the indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement provided by us or any of our subsidiaries by our present and former executive officers, directors and employees. Included in the table is the aggregate indebtedness to our Predecessor by its former executive officers, directors and employees amounting to $18,933 which was transferred to us on the implementation of the Plan.

                                AGGREGATE INDEBTEDNESS ($)
-----------------------------------------------------------------------------------------
PURPOSE                     TO THE CORPORATION OR ITS SUBSIDIARIES    TO ANOTHER ENTITY
-----------------------------------------------------------------------------------------
SHARE PURCHASE
-----------------------------------------------------------------------------------------
NIL                                          NIL                             NIL
=========================================================================================
OTHER
-----------------------------------------------------------------------------------------
Employee Indebtedness                     $18,933(1)                         NIL
=========================================================================================

------------------

(1) The $18,933 represents an interest free housing loan to an employee that was granted by our Predecessor. The loan was transferred to us on the implementation of the Plan. Although the loan matured on August 1, 2002, as of the date hereof, it has not yet been repaid. The loan is unsecured but may, at our option, become secured against the borrower's residence.

As at the date hereof and since the beginning of our most recently completed financial year, there was no indebtedness in respect of the purchase of securities and no other indebtedness owed to us or any of our subsidiaries (other than routine indebtedness) or to any other entity where the indebtedness was the subject of a guarantee, support agreement, letter of credit or similar arrangement provided by us or any of our subsidiaries, by any individual who is or was since the beginning of the recently completed financial year end a present or former executive officer or director of the Corporation, a proposed nominee for election as a director of the Corporation or an associate of any of the foregoing.

REPORT ON EXECUTIVE COMPENSATION BY THE MANAGEMENT RESOURCES AND COMPENSATION COMMITTEE OF THE BOARD.

Composition of the Management Resources and Compensation Committee

During the period from the implementation of the Plan until December 31, 2004, the following individuals served as members of our Management Resources and Compensation Committee: John Lacey, Peter Gordon and John B. Newman, who were all directors of the Corporation during the time they served. None of the members of our Management Resources and Compensation Committee are officers or employees or were former officers or employees of the Corporation or any of our subsidiaries, had or has any relationship that requires disclosure hereunder in respect of indebtedness owed to the Corporation or, except as otherwise set out herein, any interest in material transactions involving the Corporation. In addition, none of our executive officers have served on the compensation committee (or in the absence of such committee the entire Board of Directors) of another issuer whose executive officer is a member of our Management Resources and Compensation Committee or Board. See "Corporate Governance - Management Resources and Compensation Committee".

Report On Executive Compensation

The Management Resources and Compensation Committee is responsible for, among other things, reviewing and approving the compensation of our executive officers except the CEO and in the case of the CEO, evaluating the CEO's performance in light of our corporate goals and making recommendations to the Board with respect to the CEO's compensation level based on this evaluation. The Committee meets periodically at the request of its Chair to review compensation policies relating to the Corporation and its subsidiaries and to approve specific compensation awards and benefits as well as other matters referred to the Committee by the Board.

      Executive Compensation Policies

The Committee's policy is that executive officers of the Corporation, including the CEO and other Named Executive Officers, should be compensated based on the market value of the jobs they perform, their levels of performance and the performance of the Corporation.

The Corporation's executive compensation policies are designed to recognize and reward executive officers based upon individual and corporate performance. The Committee monitors levels of executive remuneration to ensure overall compensation reflects the Corporation's objectives and philosophies and meets the Corporation's desired relative compensation position. The key components comprising executive officer compensation are base salary and annual bonus (short-term incentives) and participation in one or more pension plans and in an incentive stock option plan (long-term incentives).

The Committee approves salary ranges for executive officers of the Corporation based on competitive industry data for the markets in which the Corporation operates. In establishing base salaries and salary ranges, the objective of the Committee is to set target levels which, over time, will be competitive with market salaries. The Corporation's compensation policy is to set target levels near or consistent with the median level in the group of comparable forest product companies, i.e., B.C. based, large, publicly held, integrated forest product companies. Individual levels, which are set annually, may vary from this objective, depending upon individual performance levels. The CEO does not participate in discussions or reviews relating to his own compensation.

As noted above, the Corporation provides annual incentive compensation to executive officers, including the Named Executive Officers, through the provision of incentive bonuses. Incentive bonuses are awarded annually, on a discretionary basis, to executive officers, based upon a review of Corporation and individual performance over the prior financial year relative to each executive officer's area of responsibility. In recognition of performance by the executive team, the Committee determined that bonuses be awarded to its Named Executive Officers as set out under the Summary Compensation Table in the Corporation's management information circular.

The Corporation also has in place an incentive stock option plan. The incentive stock option plan is designed to encourage employees and executive officers to focus on the long-term interests of the Corporation and its Shareholders. The Board has the authority to establish terms and conditions of each granted option, in accordance with the provisions of the incentive stock option plan. Except in the case of the CEO, as referenced above, the Corporation has not issued any options to executive officers under the incentive stock option plan during 2004. The

Committee is in process of developing the eligibility criteria for specific grants of options under the incentive stock option plan.

      CEO Compensation

The Committee's policy is that the salary of the CEO should, be in line with competitive salaries for positions of similar responsibility at large, integrated forest products companies in British Columbia that are, like the Corporation, publicly held. In assessing compensation paid to the CEO, the Committee also reviews available industry data relating to such companies. Given that the CEO was appointed on October 4, 2004, no change has been made to the CEO's salary. A hiring bonus of $125,000 was paid to the CEO in accordance with his employment agreement. This total compensation package is at the median of comparable forest product companies.

Management Resources and Compensation Committee Report presented by:

John Lacey (Chair)
Peter Gordon
John B. Newman

INCENTIVE STOCK OPTION PLAN

We have an incentive stock option plan (the "Option Plan") which permits the granting of options (the "Options") in accordance with the terms of the Option Plan to eligible participants to purchase up to a maximum of 2,500,000 Common Shares (representing approximately 9.75% of the issued and outstanding Common Shares as of the date hereof), which have been reserved for issuance under the Option Plan. As of the date hereof, 299,590 Options to purchase 299,590 Common Shares or approximately 1.17% of the issued and outstanding Common Shares have been granted to eligible participants, no Common Shares have been issued pursuant to the exercise of Options, and a total of 2,200,410 Options remain available under the Option Plan. Options which have expired, were cancelled or otherwise terminated without having been exercised are available for subsequent grants under the Option Plan.

                                                                                              NUMBER OF SECURITIES
                                                                                             REMAINING AVAILABLE FOR
                                                                                              FUTURE ISSUANCE UNDER
                                    NUMBER OF SECURITIES TO                                    EQUITY COMPENSATION
                                    BE ISSUED UPON EXERCISE    WEIGHTED-AVERAGE EXERCISE        PLANS (EXCLUDING
                                    OF OUTSTANDING OPTIONS,       PRICE OF OUTSTANDING       SECURITIES REFLECTED IN
                                      WARRANTS AND RIGHTS     OPTIONS, WARRANTS AND RIGHTS         COLUMN (a))
                                    AS AT DECEMBER 31, 2004     AS AT DECEMBER 31, 2004      AS AT DECEMBER 31, 2004
          PLAN CATEGORY                       (a)                         (b)                          (c)
---------------------------------------------------------------------------------------------------------------------
Equity compensation plans                     NIL                         ---                          NIL
approved by securityholders
---------------------------------------------------------------------------------------------------------------------
Equity compensation plans not
approved by securityholders                 299,590                       9.72                      2,200,410
---------------------------------------------------------------------------------------------------------------------
Total                                       299,590                                                 2,200,410
---------------------------------------------------------------------------------------------------------------------

The Option Plan provides that the Board may from time to time grant Options to acquire Common Shares to any participant who is an employee, officer or director of us or our affiliates or a consultant to us or our affiliates. The Options are non-assignable and non-transferable otherwise than by will or by laws governing the devolution of property in the event of death. Each Option entitles the holder to acquire one Common Share, subject to certain adjustments. The exercise price for Options granted pursuant to the Option Plan will be determined by the Board on the date of the grant, which price may not be less than the market value. Market value is defined under the Option Plan as the closing price of the Common Shares on The Toronto Stock Exchange (the "TSX") on the trading day immediately preceding the grant day and if there is no closing price, the last sale prior thereto. The term of the Options granted is determined by the Board, which term may not exceed a maximum of ten years from the date of the grant. Pursuant to the Option Plan, additional terms and conditions, including vesting requirements, may be imposed by the Board on Options granted under the Option Plan. The Option Plan does not contemplate that the Corporation will provide financial assistance to any optionee in connection with the exercise of the Option.

The total number of Common Shares that may be reserved for issuance to any one participant pursuant to Options granted under the Option Plan may not exceed 5% of the Common Shares outstanding (on a non-diluted basis) on the grant date of the Options. The maximum number of Common Shares that may be issued to our insiders and their associates pursuant to Options granted under the Option Plan within any one-year period, when taken together with the number of Common Shares issued to such insiders and their associates under our other previously established or proposed share compensation arrangements, may not exceed 10% of the issued and outstanding Common Shares on a non-diluted basis at the end of such period and, in the case of any one insider and his associates, may not exceed 5% of such issued and outstanding Common Shares. The maximum number of Common Shares that may be reserved for issuance under Options granted to insiders and their associates under the Option Plan together with the number of Common Shares reserved for issuance to such insiders and their associates under our other previously established or proposed share compensation arrangements may not exceed 10% of the issued and outstanding Common Shares on a non-diluted basis at the grant date of the Options.

Unless otherwise determined by the Board, if the holder of the Option ceases to be an eligible participant under the Option Plan:

(a) for any reason other than death, retirement, early retirement, sickness or disability, the Options held by the participant terminate;

(b) as a result of retirement (other than early retirement), Options that are held by the participant that have vested continue in force;

(c) by reason only of early retirement as permitted under the provisions of our pension plan, Options that are held by the participant that have vested continue in force; and

(d) as a result of death, the legal representatives of the participant may exercise the Options that are held by the participant within six months after the date of the participant's death to the extent such Options were by their terms vested and exercisable as of the date of the participant's death or within the period of six months following the participant's death;

In the event that:

(a) we amalgamate, consolidate with or merge with or into another body corporate, holders of Options will, upon exercise thereafter of such Option, be entitled to receive and compelled to accept, in lieu of Common Shares, such other securities, property or cash which the holder would have received upon such amalgamation, consolidation or merger if the Option was exercised immediately prior to the effective date of such amalgamation, consolidation or merger;

(b) the exchange or replacement of Common Shares with those in another company is imminent because of a proposed merger, amalgamation or other corporate arrangement or reorganization, the Board may, in its discretion, determine the manner in which all unexercised Options, granted under the Option Plan shall be treated including, for example, requiring the acceleration of the time for the exercise of outstanding Options and of the time for the fulfillment of any conditions or restrictions on such exercise; and

(c) an offer to purchase all of the Common Shares is made by a third party, we may, at our option, require the acceleration of the time for the exercise of the Options granted under the Option Plan and of the time for the fulfillment of any conditions or restrictions on such exercise.

The Board may, subject where required to securities regulators and/or TSX approval, from time to time amend, suspend or terminate the Plan in whole or in part. Pursuant to TSX requirements, shareholder approval is required for amendments that involve:

      (a) amendments to the number of securities issuable under the arrangement, including an increase to a fixed maximum number or a fixed maximum percentage or a change from a fixed maximum number to a fixed maximum percentage;

      (b)   the introduction of a provision permitting reloading upon exercise;

      (c) any change to the eligible participants which would have the potential of broadening or increasing insider participation;

      (d)   the addition of any form of financial assistance;

      (e) any amendment to the financial assistance provision which is more favourable to participants;

      (f) the addition of a cashless exercise feature, payable in cash or securities, which does not provide for a full deduction of the number of underlying securities from the reserved shares;

      (g) the addition of a deferred or restricted share unit or any other provision which results in participants receiving securities while no cash consideration is received by the issuer; and

      (h) in circumstances where the amendment could lead to a significant or unreasonable dilution in the issuer's outstanding securities or may provide additional benefits to eligible participants, especially insiders at the expense of the issuer and its existing securityholders.

The TSX also requires that disinterested shareholder approval be obtained in accordance with regulatory requirements if the exercise price of any outstanding option granted to an insider is reduced or the exercise period extended to the benefit of insiders.

In addition, the Option Plan and any outstanding Options may be amended or terminated by the Board if the amendment or termination is required by any securities regulators, a stock exchange or a market as a condition of approval to a distribution to the public of the Common Shares or to obtain or maintain a listing or quotation of our Common Shares.

The Board may also amend or terminate any outstanding Option, including, but not limited to, substituting another award of the same or of a different type or changing the date of exercise; provided, however that, the holder of the Option must consent to such action if it would materially and adversely affect the holder under the Option Plan. Under the Option Plan, the exercise price of any outstanding Option granted to an insider may not be reduced unless disinterested shareholder approval is obtained in accordance with TSX and securities regulatory requirements.

The Option Plan is available at www.sedar.com under the Corporation's name and a copy may also be obtained by any Shareholder by request to our Corporate Secretary at 250-748-3711.

                                PERFORMANCE GRAPH

Assuming an initial investment of $100, the following graph illustrates the percentage change in the cumulative total shareholder return on the Common Shares relative to the cumulative total return on the S&P/TSX Composite Index and S&P/TSX Composite Index - Paper & Forest Products (Industry) ("TSX Paper & Forest") commencing from the date our Common Shares commenced trading on the TSX, August 3, 2004, through to December 31, 2004, assuming reinvestment of dividends.

                            TOTAL RETURN INDEX VALUE

                                [GRAPHIC OMITTED]

                                 Aug. 3/04   Dec. 31/04
--------------------------------------------------------
Common Shares                      $100     $     60.45
--------------------------------------------------------
TSX Paper and Forest               $100     $     94.59
--------------------------------------------------------
S&P/TSX Composite Index            $100     $    110.14
--------------------------------------------------------


                            COMPENSATION OF DIRECTORS

Directors of the Corporation who are not officers or employees are compensated for their services as directors through a combination of retainer fees and meeting attendance fees. Our Board has approved an annual retainer fee to be paid to such directors (other than the Chair of the Board) of $25,000 and the annual retainer fee to be paid to our Chair of $50,000. In addition, our Board has approved the payment of an additional fee of $5,000 per annum to the Chair of any committee of the Board and the payment to non-management directors of a fee of $1,000 for each director and committee meeting attended. Such directors are also to be reimbursed for expenses incurred in connection with their services as directors.

The directors and former directors (other than inside directors) were paid the following amounts as directors' fees for the year ended December 31, 2004:

           James Arthurs(1)                            $22,500
           Lee Doney(1)                                 22,000
           Peter Gordon(1)                              23,500
           John Lacey(1)                                22,000
           John MacIntyre(1)                            35,500
           John B. Newman(1)                            27,000

(1) Messrs. Arthur, Doney, Gordon, Lacey, MacIntyre and Newman were appointed directors on July 27, 2004 in connection with the implementation of the Plan.

Our directors are also eligible to participate in the Option Plan. Each independent director was granted 8,265 Options under the Option Plan, each Option entitling the holder to acquire one Common Share at the exercise price of $12.10 per share, until August 19, 2004. The exercise price represented a premium of 10% on the closing price on the first trading day on the TSX and a premium over the market price on the date of grant. The Options granted to these directors vest in increments of 20% at intervals of one year and immediately upon a change of control. See "Incentive Stock Option Plan" for a description of the term that apply to the Options.

In connection with, and subject to, the implementation of the Plan and appointment as a director of the Corporation, each of the independent directors was paid a fee of $5,000 (part of the exit costs of our Predecessor) in recognition of services provided prior to their appointment as directors of the Corporation in carrying out due diligence, planning and organizing the future board and committees of the Corporation.

              DIRECTORS AND OFFICERS INDEMNIFICATION AND INSURANCE

We have entered into indemnification agreements with each of our directors, directors of our subsidiaries and our CEO and CFO. There was no indemnification payable during the most recent financial year to our directors or officers.

We maintain liability insurance for our directors and officers in the aggregate amount of $25 million, subject to a $350,000 deductible loss payable by us. The premium, in the amount of $350,000, was paid by us for the period from July 26, 2004 to July 26, 2005.

                              CORPORATE GOVERNANCE

The TSX requires each listed company to discuss its approach to corporate governance annually in accordance with the TSX Corporate Governance Guidelines of 1994. Major regulatory changes in respect of corporate governance have recently been proposed by the Canadian Securities Administrators (the "CSA") or have come into effect. In particular, the CSA has issued in April 2005, in final form, with an effective date of June 30, 2005, National Policy 58-201 - Corporate Governance Guidelines and National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101"). Additional changes also have arisen from the U.S. Sarbanes-Oxley Act, and the subsequent rules and regulations, issued by the U.S. Securities and Exchange Commission.

Our Board monitors the various changes and proposed changes and, where appropriate amends its corporate governance practices to align itself with these changes. In that regard, our Board believes that the Corporation's practices are consistent with most corporate governance rules and guidelines, including the TSX Corporate Governance Guidelines.

The following describes the Corporation's corporate governance practices in accordance with NI 58-101.

BOARD OF DIRECTORS

Our Board is currently comprised of seven directors, six of whom are non-management directors. The independence status of each individual director is reviewed by our Board annually. In that regard, our Board considers a director to be independent if he has no direct or indirect material relationship with the Corporation, which in the view of the Board could reasonably be perceived to materially interfere with the exercise of the director's independent judgment.

Our Board has determined that six directors, a majority, are independent. The current position of each director as determined by our Board is as set out below:

           James Arthurs                           Independent
           Lee Doney                               Independent
           Peter Gordon                            Independent
           Reynold Hert                          Non-independent
           John Lacey                              Independent
           John MacIntyre                          Independent
           John B. Newman                          Independent

Mr. Hert is a member of our management and therefore is not an independent director.

As noted above, Mr. Gordon is an officer of Tricap, a significant Shareholder (see "Common Shares and Principal Holders Thereof"). Mr. Lacey and Mr. MacIntyre are on Tricap's independent advisory board.

See "Election of Directors" above for more information about each director, including directorships of other reporting issuers in Canada or in a foreign jurisdiction and share ownership.

The Chair of our Board, John MacIntyre, is an independent member of the Board. He is responsible for providing leadership to the Board in matters relating to the execution of Board responsibilities and works with the CEO and the senior management team to address our responsibilities to our stakeholders. The Chair's duties are set out in the Board's mandate attached as Appendix A to this Information Circular.

Our Board (through its Nominating and Corporate Governance Committee) examines its size annually to determine whether the number and composition of directors is appropriate and is generally satisfied that its current number and composition of directors is appropriate, providing a diversity of views and experience while maintaining efficiency. Our Board believes that the composition of the Board fairly represents the interests of Shareholders.

As part of our corporate governance regime, our independent directors hold regularly scheduled meetings, at which members of management are not in attendance. The meetings are held on the same day as Board meetings. Since we commenced business on July 28, 2004 until December 31, 2004, we have held four Board meetings at which members of management were not present.

Our Board believes that all directors should attend all meetings of the Board and all meetings of each committee on which a director is a member. The following table summarizes the attendance of Board and committee members from July 28, 2004 to December 31, 2004:

                                                                                  Nominating and       Management
                                                              Environmental,        Corporate         Resources and
                                                                Health and          Governance        Compensation
                       Board Meetings     Audit Committee    Safety Committee       Committee           Committee
        NAME              Attended       Meetings Attended   Meetings Attended  Meetings Attended   Meetings Attended
---------------------------------------------------------------------------------------------------------------------
James Arthurs              4 of 4              3 of 3             2 of 2              1 of 1               N/A
---------------------------------------------------------------------------------------------------------------------
J.H. (Rick) Doman(1)       1 of 1               N/A                 N/A                N/A                 N/A
---------------------------------------------------------------------------------------------------------------------
Lee Doney                  4 of 4               N/A               2 of 2              1 of 1               N/A
---------------------------------------------------------------------------------------------------------------------
Peter Gordon               4 of 4              3 of 3               N/A                N/A               4 of 4
---------------------------------------------------------------------------------------------------------------------
Reynold Hert(2)            2 of 2               N/A                 N/A                N/A                 N/A
---------------------------------------------------------------------------------------------------------------------
John Lacey                 3 of 4               N/A                 N/A               1 of 1             3 of 4
---------------------------------------------------------------------------------------------------------------------
John MacIntyre             4 of 4              3 of 3               N/A               1 of 1               N/A
---------------------------------------------------------------------------------------------------------------------
John B. Newman             4 of 4              3 of 3               N/A               1 of 1             4 of 4
---------------------------------------------------------------------------------------------------------------------

------------------

(1)   Mr. Doman's directorship ended on September 22, 2004

(2)   Mr. Hert was appointed director on October 4, 2004.

BOARD MANDATE

Our Board has adopted a written mandate in which it has assumed responsibility for our stewardship and responsibility for overseeing and supervising the management of our business. In that regard, our Board carries out its mandate directly or indirectly through its committees described below. The responsibilities of the Board are included in our Board's mandate, a copy of which is attached as Appendix A to this Information Circular.

Our senior management is responsible for our day-to-day operations and management. Prior Board approval is required in connection with matters that the Board deems significant such as major acquisitions or divestitures, significant amendments to our credit facilities, significant financings or changes to our strategic objectives.

POSITION DESCRIPTIONS

Our Board has developed written position descriptions for the Chair of the Board and the Chair of each Board committee. In addition, our Board and our CEO have developed a written position description for the CEO. The duties and responsibilities of the Chair and CEO are set out in the Board's mandate attached as Appendix A to this Information Circular. Our Board has also developed and approved the corporate goals and objectives that our CEO is responsible for meeting.

ORIENTATION AND CONTINUING EDUCATION

Our Board has a process for the orientation of new Board members regarding the role of the Board, its committees and its directors and the nature of operation of our business. New members are given a tour of our operations, meet with members of management, the Chair of the Board and the Chairs of the Board committees and a copy of recent disclosure documents and the minutes of Board and committee meetings are provided to new members.

In addition, our Board provides continuing education for its members to maintain or enhance their skills and abilities as directors and to keep their knowledge of the Corporation current.

Our Board also has in place a policy whereby directors may, subject to approval of the Chair or a majority of the independent Board members, engage outside advisers at the Corporation's expense. Each of our committees are also authorized to engage outside advisors at the Corporation's expense.

ETHICAL BUSINESS CONDUCT

Our Board has adopted two written codes of conduct, an Employee Code of Conduct for employees and a Code of Business Conduct and Ethics for directors and officers, to promote integrity and good governance.

Our codes address the following matters:

      (a) conflicts of interest, including transactions and agreements in respect of which a director or executive officer has a material interest;

      (b)   protection and proper use of corporate assets and opportunities;

      (c)   confidentiality of corporate information;

      (d) fair dealing with our security holders, customers, suppliers, competitors and employees;

      (e)   compliance with laws, rules and regulations; and

      (f)   reporting of any illegal or unethical behavior.

Our Board has also adopted a Communication Policy and an Insider Trading Policy. A copy of the written codes and policies are available from our Corporate Secretary or can be viewed on our website at www.westernforest.com.

Our Nominating and Corporate Governance Committee oversees compliance with each of the codes and policies, authorizes any waivers and confirms with management the appropriate disclosure of any waiver. Where appropriate, the Committee will also cause an investigation of any reported violation of the Code of Business Conduct and Ethics and oversees an appropriate response is taken to any violation. The CEO promotes compliance with the Employee Code of Conduct, causes an investigation of any reported violations to be undertaken and determines an appropriate response is taken to any violation.

Certain of our directors are directors or officers of other issuers and, to the extent that such other issuers may participate in transactions or other ventures in which we may participate, the directors may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. The Board requires that directors provide disclosure to it of all boards and committees that they are members of, and all offices held at, other issuers. We also require conflicts of interest to be disclosed to our Code of Ethics Contact Person and reported to the Nominating and Corporate Governance Committee. In the event that conflicts of interest arises, a director who has such a conflict is required under the CBCA to disclose the conflict and (except in limited circumstances permitted by the CBCA) to abstain from voting for or against the approval of the matter. In addition, in considering transactions and agreements in respect of which a director has a material interest our Board will require that the interested person absent themselves from portions of Board or committee meetings so as to allow independent discussion of points in issue and the exercise of independent judgment. In appropriate cases, we may also establish a special committee of independent directors to review a matter in which directors or management, may have a conflict.

NOMINATION OF DIRECTORS

Our Nominating and Corporate Governance Committee will review the composition of the Board annually, assess the board annually, identify new candidates for nomination as directors to the Board and make recommendations to the Board for nominees for election as directors. In that regard, the committee considers:

      o the competencies and skills that are considered to be necessary for the Board, as a whole, to possess;

      o     the competencies and skills that each existing director possesses;

      o the competencies and skills each new nominee will bring to the boardroom and whether the nominees can devote sufficient time to the Corporation and the Board; and

      o     performance of existing directors.

See "Board Committees - Nominating and Corporate Governance Committee" below for a description of the committee's composition and responsibilities.

COMPENSATION AND BOARD ASSESSMENTS

Compensation for directors is determined by our Nominating and Corporate Governance Committee. The Committee reviews industry standards for directors compensation in setting compensation levels for directors and may use consultants for guidance.

Compensation levels for officers is determined by the Management Resources and Compensation Committee. See "Statement of Executive Compensation" above for a description of our executive compensation policies. We have retained Mercer Human Resource Consulting Limited, a compensation consultant, to provide competitive industry data on compensation for officers.

Our Board, its committees and individual directors will be regularly assessed with respect to their effectiveness and contribution. The assessment considers
(a) compliance with the Board's mandate, (b) the charter of each committee of the Board and (c) the competencies and skills that the individual director brings to the Board.

See "Board Committees" - "Nominating and Corporate Governance Committee" and "Management Resources and Compensation Committee" below for a description of each committee's composition and responsibilities.

BOARD COMMITTEES

The Board has established four committees of directors, being the Environmental, Health and Safety Committee, Nominating and Corporate Governance Committee, the Management Resources and Compensation Committee and the Audit Committee. Each of the committees are composed of entirely independent members.

Environmental, Health and Safety Committee

The Environmental Health and Safety Committee is currently composed of James Arthurs and Lee Doney. Mr. Doney is the Chair of the committee. All of the members of the committee are independent.

The committee's responsibilities, powers and operation are set out in its charter, a copy of which is attached as Appendix B to this Information Circular.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is currently composed of James Arthurs, Lee Doney, John Lacey, John MacIntyre and John B. Newman. Mr. Newman is currently the Chair of the Committee. All of the members of this committee are independent.

The committee's responsibilities, powers and operation are in its charter, a copy of which is attached as Appendix C to this Information Circular.

The committee has recommended the adoption of an Employee Code of Conduct and a Code of Business Conduct and Ethics. See "Ethical Business Conduct" above.

Management Resources and Compensation Committee

As noted above, the Management Resources and Compensation Committee is currently composed of Peter Gordon, John Lacey and John B. Newman. All of the members of the committee are independent. Mr. Lacey is the Chair of the committee.

The committee's responsibilities, powers and operation are set out in its charter, a copy of which is attached as Appendix D to this Information Circular.

Audit Committee

The Audit Committee is currently composed of James Arthurs, Peter Gordon, John MacIntyre and John B. Newman. Mr. MacIntyre is the Chair of the committee. Each of the members of the committee is independent and financially literate. See "Election of Directors" for each member's education and/or experience.

The committee's responsibilities, powers and operation are set out in its charter, a copy of which is attached as Appendix E to this Information Circular.

See also "Audit Committee" in our Annual Information Form, for further particulars regarding our Audit Committee, including the Audit Committee's pre-approval policies and procedures for non-audit services and the service fees paid to our auditors as well as other related matters.

                             APPOINTMENT OF AUDITORS

In accordance with the recommendation of the Audit Committee, the Board recommends that at the Meeting the Shareholders vote for the reappointment of KPMG LLP as the Corporation's auditors to hold office until the next annual general meeting of Shareholders and that the Shareholders authorize the Board to fix the remuneration of the auditors.

KPMG LLP was first appointed as our auditors on April 27, 2004 and has since then served as our auditors. KPMG LLP was the auditors of the Predecessor since 1999.

                      APPROVAL OF AMENDMENTS TO BY-LAW NO.1

As noted above we are governed by the CBCA. Section 103(1) of the CBCA provides that, unless the articles, bylaws or a unanimous shareholder agreement otherwise provide, the directors of a corporation may, by resolution, make, amend or repeal any by-laws that regulate the business or affairs of the corporation. Under the CBCA, the directors are required to submit a by-law, or an amendment or a repeal of a by-law to the next meeting of the shareholders of the corporation following the directors resolution approving the bylaw, amendment or repeal.

Section 2.05 of our Bylaw No. 1 sets out the procedure for the chairing of Board meetings. Prior to being amended, Section 2.05 made provision for the president of the Corporation to preside as Chair of the Board meeting in the event that the Chair was not present or unwilling to act as Chair of the meeting. To ensure that the Chair of a Board meeting is independent, the Board amended section 2.05 to replace the reference to "president" with "chair of the Nominating and Corporate Governance Committee". The following sets out Section 2.05 of Bylaw No. 1, as amended, in its entirety:

            "2.05 CHAIR OF BOARD MEETINGS

            The chair of the board shall preside as chair of all meetings of the board. If there is no chair of the board or if the chair is not present or is unwilling to act as chair of a board meeting, then the chair of the Nominating and Corporate Governance Committee of the Corporation, if present, a director and willing to act, shall preside as chair of the Board meeting. In any other case, the directors present at the meeting shall choose a director to preside as chair of the meeting."

As noted above, amendments to bylaws must be submitted to the next meeting of the Shareholders by the Board. The amendment continues in effect until the amendment is confirmed, confirmed as amended or rejected by the

Shareholders, by ordinary resolution, at the next meeting. Accordingly, Shareholders are being asked to consider and vote upon a resolution to confirm the amendment to Section 2.05 of By-Law No. 1 as follows:

"BE IT RESOLVED THAT:

1. The amendment of Section 2.05 of By-Law No. 1 as set out in the Corporation's Information Circular distributed in connection with the Meeting is hereby confirmed and approved; and

2. Any one officer or director of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation to execute and deliver or file such documents and instruments and to do all such other acts and things as are required or as such officer or director, in his sole discretion, may deem necessary to give full effect to or carry out the provisions of the above resolution."

(the "By-Law Amendment Resolution").

PASSAGE OF THE BY-LAW AMENDMENT RESOLUTION WILL REQUIRE APPROVAL BY A MAJORITY OF THE VOTES CAST ON THE MATTER AT THE MEETING. UNLESS OTHERWISE INSTRUCTED, THE MANAGEMENT DESIGNEES NAMED IN THE ENCLOSED FORM OF PROXY WILL VOTE "IN FAVOUR" OF THE BY-LAW AMENDMENT RESOLUTION.

             INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, none of our directors or executive officers, nor any person who has held such a position since the beginning of our last completed financial year, nor any of our proposed nominees for election as a director of the Board, nor any of their respective associates or affiliates, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors and the appointment of auditors.

           INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as set forth in this Information Circular and the acquisition of securities by our principal shareholders in connection with the implementation of the Plan (see our annual information form dated March 24, 2004 for a description of the issuance of securities in connection with the Plan), we are not aware of any material interest, direct or indirect, of any Shareholder who holds more than 10% of the voting rights attached to the Common Shares, any of our proposed nominees for election as a director of the Board, any of our or our subsidiaries' directors or executive officers or any director or executive officer of any Shareholder who holds more than 10% of the voting rights attached to the Common Shares or any associate or affiliate of any of the foregoing, in any transaction which has been entered into since the commencement of our most recent completed financial year or in any proposed transaction which, in either case, has materially affected or will materially affect us or any of our subsidiaries.

                             SHAREHOLDERS PROPOSALS

Pursuant to Section 137 of the CBCA, any notice of a Shareholder proposal intended to be raised at next year's annual meeting of our Shareholders must be submitted to us at our registered office, to the attention of the Corporate Secretary, on or before February 16, 2006, to be considered for inclusion in the management proxy circular for the annual meeting of our Shareholders next year.

It is our position that Shareholder proposals need be recognized only if made in accordance with the foregoing procedure and the provisions of the CBCA.

                             ADDITIONAL INFORMATION

Additional information relating to us is available at www.sedar.com under our name, Western Forest Products Inc. Financial information is provided in our comparative financial statements and MD&A for our most recently completed financial year. Copies of our financial statements and MD&A can also be obtained from our Corporate Secretary by contacting the Corporate Secretary at 250-748-3711. Copies of such documents will be provided to Shareholders free of charge.

                                  OTHER MATTERS

THE MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OTHER THAN THOSE REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, IF ANY OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT SHALL PROPERLY COME BEFORE THE SAID MEETING, THE FORM OF PROXY GIVEN PURSUANT TO THE SOLICITATION BY MANAGEMENT WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

                                    APPROVAL

The contents and sending of this Information Circular have been approved by our directors.

BY ORDER OF THE BOARD OF DIRECTORS

"John MacIntyre"

John MacIntyre
Chairman
Western Forest Products Inc.

                                   APPENDIX A

                      MANDATE OF THE BOARD OF DIRECTORS OF

                          WESTERN FOREST PRODUCTS INC.

1.    GENERAL

      The Board of Directors (the "Board") of Western Forest Products Inc. (the "Corporation") is responsible for the overall stewardship of the Corporation and is elected by the shareholders to represent and serve the interests of all shareholders of the Corporation.

      The Board will appoint a competent executive management team to run the day-to-day operations of the Corporation and will oversee and supervise the management of the business of the Corporation by that team. The Board will also review the Corporation's systems of corporate governance and financial reporting and controls with the objective that the Corporation reports accurate and complete financial information to shareholders and engages in ethical and legal corporate conduct.

      The Board will carry out its mandate directly and through the following committees of the Board (and such other committees as it may appoint from time to time): the Audit Committee, the Management Resources and Compensation Committee, the Nominating and Corporate Governance Committee and the Environmental, Health and Safety Committee.

2.    APPOINTMENT, SUPERVISION AND COMPENSATION OF MANAGEMENT

      To carry out its responsibilities, the Board will:

      o Appoint the Chief Executive Officer ("CEO") and confirm the appointment of other senior officers comprising the senior management team ("SMT") and provide them with advice and counsel.

      o Monitor the performance of the CEO and SMT against a set of mutually agreed corporate objectives directed at maximizing shareholder value.

      o To the extent feasible, satisfy itself as to the integrity of the CEO and other senior officers and encourage the CEO and other senior officers to create a culture of integrity throughout the organization.

      o     Approve CEO compensation.

      o     Establish a process to provide for management succession.

      o Establish boundaries between the Board and management responsibilities and establish limits of authority delegated to management.

      o     Review and consider for approval:

            o     corporate strategy and operating plans;

            o     capital and operating budgets; and

            o     matters of policy;

            and any material amendments thereto or departures therefrom proposed by management.

3.    STRATEGIC PLANNING AND RISK MANAGEMENT

      The Board will:

      o Adopt a strategic planning process and review and approve annually a corporate strategic plan which takes into account, among other things, the opportunities and risks of the business on a long-term and short-term basis.

      o Review for consistency with the corporate strategy and approve annually management's operational plans.

      o Monitor management's performance against both short-term and long-term strategic plans and annual performance objectives.

      o Confirm that a management system is in place to identify the principal risks to the Corporation and its business and that appropriate procedures are in place to monitor and mitigate those risks.

      o Confirm that processes are in place to comply with the Corporation's by-laws, Codes of Conduct and all other significant policies and procedures.

4.    FINANCIAL REPORTING, REGULATORY COMPLIANCE AND CONTROLS

      The Board will:

      o Approve the Corporation's financial statements and oversee the Corporation's compliance with applicable audit, accounting and financial reporting requirements.

      o     Review and approve annual operating and capital budgets.

      o Review and assess the adequacy and effectiveness of the Corporation's internal control and management information systems.

      o Review operating and financial performance results relative to established strategy, budgets and objectives.

      o Review and assess the adequacy of the Audit Committee Charter periodically.

      o Confirm that management processes are in place to address and comply with applicable regulatory, corporate, securities and other compliance matters.

5.    SHAREHOLDER COMMUNICATION AND DISCLOSURE

      The Board will:

      o Confirm that management has established a system for effective corporate communications including processes for consistent, transparent regular and timely public disclosure.

      o Approve the adoption of a disclosure policy relating to, among other matters, the confidentiality of the Corporation's business information (the "Communications Policy") and monitor compliance with such policy;

      o Report annually to shareholders on the Board's stewardship for the previous year.

      o Determine appropriate criteria against which to evaluate corporate performance against shareholder expectations and confirm that the Corporation has a system in place to receive feedback from shareholders.

      o Review and assess the adequacy of the Communications Policy and Insider Trading Policy periodically.

6.    CORPORATE GOVERNANCE

      The Board will:

      o Establish an appropriate system of corporate governance including practices to permit the Board to function independently of management.

      o     Adopt, from time to time, criteria for selection of Board members.

      o Approve the nomination of directors. Prior to approving such nominations, the Board should first consider what competencies and skills the Board, as a whole, should possess. It should then assess what competencies and skills each existing director possesses. It is unlikely that any one director will have all the competencies and skills required by the Board. Instead, the Board should be considered as a group, with each individual making his or her own contribution. Attention should also be paid to the personality and other qualities of each director as these may ultimately determine the boardroom dynamic. The Board should then consider the competencies and skills each new nominee will bring and whether he or she can devote sufficient time to the Board.

      o Establish committees, initially an Audit Committee, an Environmental, Health and Safety Committee, a Nominating and Corporate Governance Committee and a Management Resources and Compensation Committee and approve their respective charters, the limits of authority delegated to each committee and position descriptions for the Chair of the Committee.

      o The Board should regularly assess its own effectiveness, as well as effectiveness and contribution of each Board Committee and each individual director. An assessment should consider (a) compliance with this Board mandate, (b) the Charter of each Board Committee, and (c) the competencies and skills each individual director is expected to bring to the Board.

      o Review on an annual basis the independence of each Board member and whether the composition of the Board needs to be changed due to independence concerns.

      o     Review the adequacy and form of directors' compensation.

      o Arrange for non-management directors to meet regularly, and with the objective of not less frequently than quarterly, without management present.

      o Establish a minimum attendance expectation for Board members in respect of Board and committee meetings, keeping in mind the principle that the Board believes that all directors should attend and participate in all meetings of the Board and each committee on which he or she sits.

7.    CODES OF CONDUCT

      The Board will:

      o Adopt a Code of Business Conduct and Ethics and an Employee Code of Conduct (collectively, the "Codes of Conduct") and monitor compliance with those codes.

      o Approve any waivers and require disclosure of any waivers of the Codes of Conduct in the Corporation's annual report or management information circular.

8.    THE CHAIR OF THE BOARD

      The Chair of the Board reports to the shareholders and provides leadership to the Board in matters relating to the effective execution of all Board responsibilities and works with the CEO and SMT to address the organization's responsibilities to stakeholders including shareholders, employees, customers, governments and the public. The Chair of the Board will be a person other than the CEO.

      The Chair of the Board will:

      o Provide effective leadership so that the Board can function independently of management by requiring that the Board meets regularly without management and that the Board and Board members may engage outside advisors subject to the approval of the Chair or the majority of independent Board members.

      o     Establish procedures to govern the Board's work including:

            o     scheduling meetings of the Board and its committees;

            o     chairing all meetings of the Board;

            o encouraging full participation, stimulating debate and facilitating consensus and clarity regarding decision-making;

            o developing the agenda for Board meetings with input from other Board members and management;

            o requiring that proper and timely information is delivered to the Board;

            o requiring that the Board has appropriate administrative support; and

            o addressing complaints, questions and concerns regarding Board matters.

      o Require that the Board fully exercises its responsibilities and duties and complies with applicable governance and other policies.

      o Meet or communicate regularly with the CEO regarding corporate governance matters, corporate performance and feedback from Board members.

      o     Act as a liaison between the Board and management.

      o     Serve as advisor to the CEO and other officers.

      o Together with the Nominating and Corporate Governance Committee, establish appropriate committee structures, including the assignment of Board members and the appointment of committee chairs.

      o Establish, together with the Nominating and Corporate Governance Committee, an adequate orientation and ongoing training programs for Board members.

      o Together with the Board's Nominating and Corporate Governance Committee, establish performance criteria for the Board and for individual Board members and coordinate the evaluation of performance and reporting against these criteria.

      o Establish performance criteria for the CEO to facilitate the evaluation of the CEO's performance.

      o Work with the Nominating and Corporate Governance Committee to establish and manage a succession program for the CEO's position.

      o Oversee matters relating to shareholder relations and chair meetings of the shareholders.

      o Work with the CEO to represent the Corporation to external stakeholders including shareholders, the investment community, governments and communities.

      The Chair of the Board's performance will be measured by the Board, with the recommendations of the Nominating and Corporate Governance Committee, against the following key metrics:

      o The effectiveness with which the Board functions, including satisfaction of Board members regarding the functioning of the Board.

      o The extent to which the Corporation carries out its responsibilities to shareholders, employees, customers, governments, and the public.

      o The quality of communications between the Board and management, including satisfaction of members of management and Board members regarding this communication.

9.    THE CHIEF EXECUTIVE OFFICER

      The CEO is accountable to the Board for achieving corporate objectives within specified limitations and in accordance with the CEO's performance objectives determined annually by the Board.

      The CEO will:

      o     Provide vision and leadership for the Corporation.

      o Develop and recommend corporate strategies, and business and financial plans for the approval of the Board.

      o Execute the corporate strategy with a goal of achieving profitable growth and maximizing shareholder value for the Corporation's shareholders.

      o Manage the business operations in accordance with the strategic direction approved by the Board and within operational policies as determined by the Board.

      o Challenge management to set and achieve viable annual and long-term strategic and financial goals.

      o Monitor the performance of management against a set of initially agreed corporate objectives directed at maximizing shareholder value.

      o     Recommend appropriate rewards and incentives for management.

      o Report information from management to the Board in a manner and time so that the Board may effectively monitor and evaluate corporate (operational and financial) performance against stated objectives and within executive limitations.

      o Report to the Board on relevant trends, anticipated media and analyst coverage, material external or internal changes, and any changes in the assumptions upon which any Board decision or approval has previously been made.

      o Advise the Board if, in the CEO's opinion, the Board is not in compliance with its own policies, or legal and/or regulatory requirements.

      o Provide the Board with all information and access that the Board may require in order to make fully-informed decisions.

      o Report in a timely manner any actual or anticipated non-compliance with any Board approved policy or decision.

      o Promote compliance with the Employee Code of Conduct, cause an investigation of any reported violations to be undertaken and cause an appropriate response to be taken to any violation of the Employee Code of Conduct.



Dated as of May 6, 2005

                                   APPENDIX B

                          WESTERN FOREST PRODUCTS INC.

               ENVIRONMENTAL, HEALTH AND SAFETY COMMITTEE CHARTER

1.    GENERAL

      The Board of Directors (the "Board") of Western Forest Products Inc. (the "Corporation") has established an Environmental, Health and Safety Committee (the "Committee") to assist the Board in respect of health and safety matters and the Corporation's compliance with applicable environmental legislation.

2.    MEMBERS

      The Board will in each year appoint a minimum of two (2) directors as members of the Committee. All members of the Committee will be non-management directors. In addition, the Committee will have an appropriate representation of independent directors as required by law.

3.    DUTIES

      The Committee shall have the following duties:

      (a) Safe Workplaces: Review the Corporation's health and safety policies and procedures and require that each of the locations at which the Corporation or its subsidiaries has operations has adequate programs in place to provide safe workplaces, including adequate employee safety instruction, safety equipment and reporting on unsafe workplace conditions.

      (b) Monitor Compliance: To review the policies, programs, and practices of the Corporation and monitor the adequacy of compliance systems in the following areas:

            o     Environmental laws; and

            o     Health and safety laws.

      (c) Recommendations: To report and make recommendations to the Board on such areas of regulatory compliance as are considered appropriate from time to time (it being understood that the Committee will focus on the adequacy of compliance systems, practices and procedures, while the full Board will continue to receive the management reports on actual compliance results, including quarterly safety statistics, environmental audit results, status of enforcement actions, and notice of other material developments).

4.    CHAIR

      The Board will in each year appoint the Chair of the Committee from among the members of the Committee. In the Chair's absence, or if the position is vacant, the Committee may select another member as Chair. The Chair will have the right to exercise all powers of the Committee between meetings but will attempt to involve all other members as appropriate prior to the exercise of any powers and will, in any event, advise all other members of any decisions made or powers exercised.

5.    MEETINGS

      The Committee will meet at the request of its Chair, but in any event it will meet when required to consider matters referred to it by the Board. Notices calling meetings will be sent to all Committee members. The Chair of the Committee shall develop and set the Committee's agenda, in consultation with the other members of the Committee. Each member of the Committee is free to suggest the inclusion of items on the agenda. The agenda and information concerning the business to be conducted at each Committee meeting shall be distributed to the members of the Committee in advance of each meeting to permit meaningful review.

6.    QUORUM

      A majority of members of the Committee, present in person, by teleconferencing, or by videoconferencing will constitute a quorum.

7.    REMOVAL AND VACANCY

      A member may resign from the Committee, and may also be removed and replaced at any time by the Board, and will automatically cease to be a member as soon as the member ceases to be a director. The Board will fill vacancies in the Committee by appointment from among the directors of the Board in accordance with Section 2 of this Charter. Subject to quorum requirements, if a vacancy exists on the Committee, the remaining members will exercise all its powers.

8.    EXPERTS AND ADVISORS

      In order to carry out its duties, the Committee may retain or appoint, at the Corporation's expense, such independent counsel and other experts and advisors as it deems necessary. The Committee shall provide notice to the Nominating and Corporate Governance Committee of its actions in this regard.

9.    ACCESS

      The Committee may have access to and direct contact with any employee, contractor, supplier, customer or other person that is engaged in any business relationship with the Corporation to confirm information or to investigate any matter within the mandate of the Committee.

10.   SECRETARY AND MINUTES

      The Chair of the Committee shall appoint a secretary for each meeting to keep minutes of such meeting. The minutes of the Committee will be in writing and duly entered into the books of the Corporation. The minutes of the Committee will be circulated to all members of the Board, redacted as may be determined necessary by the Chair to remove any sensitive personnel information not otherwise material to the Board.

11.   GENERAL

      The Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.



Dated as of May 6, 2005

                                   APPENDIX C

                          WESTERN FOREST PRODUCTS INC.

              NOMINATING AND CORPORATE GOVERNANCE COMMITTEE CHARTER

1.    PURPOSE

      The Board of Directors (the "Board") of Western Forest Products Inc. (the "Corporation") has established a Nominating and Corporate Governance Committee (the "Committee") for the following purposes:

      (a) monitoring significant developments in the law and practice of corporate governance and the duties and responsibilities of directors of public corporations;

      (b) developing and recommending to the Board the corporate governance principles of the Corporation and any modification or amendments thereto;

      (c) recommending to the Board appropriate criteria for the selection of new directors and periodically reviewing such criteria and, as necessary, recommending changes thereto;

      (d) making recommendations to the Board with respect to Board size and composition, and assisting the Board in the identification and selection of individuals qualified to become Board members, based on the criteria for selection of new directors adopted from time to time by the Board; and

      (e) recommending such procedures as may be necessary to allow the Board to function independently of management.

      The Committee will also oversee compliance with policies established in respect of corporate governance.

2.    MEMBERS

      Committee members, including the Committee Chair, shall be appointed annually by the Board and shall consist of at least four (4) members of the Board who meet the independence requirements of "National Policy 58-201 - Corporate Governance Guidelines".

3.    DUTIES

      The Committee shall have the following duties:

      (a) Nomination, Composition and Operation of Board: Review and make recommendations to the Board respecting:

            (i)   The constitution of the Board including:

                  o the size and composition of the Board (including recommendations with reference to applicable rules, regulations or guidelines promulgated by regulatory authorities related to corporate governance);

                  o general responsibilities and functions of the Board and its members, including position descriptions for the CEO and the Chair;

                  o the organization and responsibilities of Board committees and position descriptions for the Chair of the Committee; and

                  o the procedures for effective Board meetings so that the Board can function independently of management and without conflicts of interest;

            (ii) The long term plan for the composition of the Board of directors that takes into consideration the current strengths, skills and experience on the Board and the strategic direction of the Corporation. This plan will include:

                  o a written outline describing the desired qualifications, demographics, skills and experience for potential directors;

                  o the appropriate rotation of directors on Board committees;

                  o an interview process for potential candidates for Board membership; and

                  o     a list of future candidates for Board membership;

            (iii) When required, a candidate for appointment of the office of
                  Chair of the Board;

            (iv) As required, candidates to fill any Board and Committee vacancies. In making its recommendations for nominees for election as members of the Board, the Committee should consider:

                  o the competencies and skills that the Board considers to be necessary for the Board, as a whole, to possess;

                  o the competencies and skills that the Board considers each existing director to possess; and

                  o the competencies and skills each new nominee will bring to the boardroom and whether the new nominee can devote sufficient time to the Board and the Corporation.

            (v)   At appropriate intervals:

                  o compensation and benefit levels for the directors of the Corporation and its subsidiaries, and

                  o compensation and benefit levels for the Chair of the Board;

            (vi) Annually, together with the Chairs of other Board Committees, the scope, duties and responsibilities of those Committees and when advisable, any amendments thereto, as well as the establishment or disbanding of Board Committees and changes to their composition, including the Chairs thereof;

            (vii) Periodically, directors and officers third-party liability insurance coverage; and

            (viii) The framework for delegating authority from the Board to management.

      (b) Governance Processes: The Committee will review, approve and report to the Board on:

            (i) Corporate governance in general and regarding the Board's stewardship role in the management of the Corporation; including the role and responsibilities of directors and appropriate policies and procedures for directors to carry out their duties with due diligence and in compliance with all legal and regulatory requirements;

            (ii) The orientation process for new directors and plans for the ongoing development of existing Board members;

            (iii) The establishment of appropriate processes for the regular evaluation of the effectiveness of the Board, its committees and its members;

            (iv) Annually, in conjunction with the Chair of the Board, the performance of individual directors, the Board as a whole, and Committees of the Board;

            (v) Annually, the performance evaluation of the Chair of the Board and the Chair of each Board Committee;

            (vi) Together with the Chair of the Board (where appropriate), address concerns of individual directors about matters that are not readily or easily discussed at full Board meetings; and

            (vii) The corporate governance disclosure section in the
                  Corporation's annual report, and any other corporate governance matters required by public disclosure requirements.

      (c) Recommend for adoption an Employee Code of Conduct, oversee compliance with the Corporation's Employee Code of Conduct, authorize any waiver granted in connection with this policy, and confirm with management the appropriate disclosure of any such waiver.

      (d) Oversee compliance with the Corporation's Communications Policy and the Corporation's Insider Trading Policy. Authorize any waiver granted in connection with such policies, and confirm with management the appropriate disclosure of any such waiver.

      (e) Recommend for adoption a Code of Business Conduct and Ethics (the "Code"), oversee compliance with the Code and monitor compliance. Authorize any waiver granted in connection with this policy, and oversee the appropriate disclosure of any such waiver. Cause an investigation of any reported violations of the Code to be undertaken and oversee an appropriate response being taken to any violation of the Code.

4.    CHAIR

      The Board will in each year appoint the Chair of the Committee from among the members of the Committee. In the Chair's absence, or if the position is vacant, the Committee may select another member as Chair. The Chair will have the right to exercise all powers of the Committee between meetings but will attempt to involve all other members as appropriate prior to the exercise of any powers and will, in any event, advise all other members of any decisions made or powers exercised.

5.    MEETINGS

      The Committee will meet at the request of its Chair, but in any event will meet when required to consider matters referred to it by the Board. Notices calling meetings will be sent to all Committee members. The Chair of the Committee shall develop and set the Committee's agenda, in consultation with the other members of the Committee. Each member of the Committee is free to suggest the inclusion of items on the agenda. The agenda and information concerning the business to be conducted at each Committee meeting shall be distributed to the members of the Committee in advance of each meeting to permit meaningful review.

6.    QUORUM

      A majority of members of the Committee, present in person, by teleconference, or by videoconference will constitute a quorum.

7.    REMOVAL AND VACANCY

      A member may resign from the Committee, and may also be removed and replaced at any time by the Board, and will automatically cease to be a member as soon as the member ceases to be a director. The Board will fill vacancies in the Committee by appointment from among the directors of the Board in accordance with Section 2 of this Charter. Subject to quorum requirements, if a vacancy exists on the Committee, the remaining members will exercise all its powers.

8.    EXPERTS AND ADVISORS

      In order to carry out its duties, the Committee may retain or appoint, at the Corporation's expense, such independent counsel and other experts and advisors as it deems necessary. The Committee shall provide notice to the Chair of the Board of its actions in this regard.

9.    ACCESS

      The Committee may have access to and direct contact with any employee, contractor, supplier, customer or other person that is engaged in any business relationship with the Corporation to confirm information or to investigate any matter within the mandate of the Committee.

10.   SECRETARY AND MINUTES

      The Chair of the Committee shall appoint a secretary for each meeting to keep minutes of such meeting. The minutes of the Committee will be in writing and duly entered into the books of the Corporation. The minutes of the Committee will be circulated to all members of the Board, redacted as may be determined necessary by the Chair to remove any sensitive personnel information not otherwise material to the Board.

11.   GENERAL

      The Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.



Dated as of May 6, 2005

                                   APPENDIX D

                          WESTERN FOREST PRODUCTS INC.

             MANAGEMENT RESOURCES AND COMPENSATION COMMITTEE CHARTER

1.    PURPOSE

      The Board of Directors (the "Board") of Western Forest Products Inc. (the "Corporation") has established a Management Resources and Compensation Committee (the "Committee") to assist the Board in the following areas:

      (a) appointing and compensating executive officers and approving succession plans for executive officers;

      (b) approving and reporting to the Board respecting the Corporation's human resources policies for executive officers; and

      (c) overseeing the administration of the Corporation's compensation and benefits plans.

2.    MEMBERS

      Committee members, including the Committee Chair, shall be appointed annually by the Board based on recommendations of the Nominating and Corporate Governance Committee and shall consist of at least three (3) members of the Board who meet the independence requirements of "National Policy 58-201 - Corporate Governance Guidelines".

3.    DUTIES

      The Committee shall have the following duties:

      (a) Recommending to the Board persons to be appointed as the executive officers of the Corporation.

      (b) Reviewing matters relating to the performance of the executive officers of the Corporation and, where applicable, succession to the executive officers of the Corporation and making recommendations to the Board in respect of such matters as may appear appropriate to the Committee. The Committee shall report to the Board at least annually on succession planning for executive officers of the Corporation.

      (c) Reviewing and approving corporate goals and objectives relevant to compensation of the Corporation's Chief Executive Officer ("CEO"), evaluating the CEO's performance in light of those corporate goals and objectives, and making recommendations to the Board with respect to the CEO's compensation level based on this evaluation.

      (d) Reviewing compensation policies applicable to other executive officers and other senior management personnel of the Corporation and reviewing and approving the compensation of the corporation's executive officers (except for the CEO, where the Committee will only make a recommendation to the Board regarding compensation).

      (e) Overseeing annual preparation and recommendation to the Board of the Report on Executive Compensation set forth in the Management Proxy Circular.

      (f) Reviewing the terms of all benefit, incentive and other compensation plans for executive officers and other senior management personnel of the Corporation, including, bonus plans, stock option plans and profit sharing plans, and any amendments thereto, and recommending to the Board the establishment, review and approval of amendments from time to time to such plans, as the Committee may deem appropriate.

      (g) Recommending to the Board, or approving of, those officers, employees or classes of employees to be designated as eligible for participation in any benefit, incentive, compensation or other benefit plan, and the terms of such participation.

      (h) Reviewing the terms and conditions of all retirement pension plans of the Corporation (both pension plans and retirement savings plans), including overseeing the financial performance of the funds under such plans and making appropriate changes to fund management.

      (i)   Pension Plan Responsibilities:

            o Review and recommend to the Board the establishment of and any material changes to any executive pension plan;

            o Review and recommend to the Board the establishment of and any material changes to any registered pension plans, including any supplementary pension plan;

            o Review and approve the appointment of the actuary for the (actuarial) management of the pension and supplementary pension plans;

            o Meet annually with the Audit Committee to jointly review and assess management's reports on pension plan oversight; and

            o Review management controls and processes with respect to the administration of all pension and supplementary pension plans and compliance with applicable legislation. Confirm with management that an actuarial valuation of the plans' assets and liabilities is completed no less frequently than as required by law.

      (j) Reviewing and recommending to the Board for approval the establishment of any employee incentive or share plan, and, where applicable, overseeing the administration of such incentive plan.

4.    CHAIR

      The Board will in each year appoint the Chair of the Committee from among the members of the Committee. In the Chair's absence, or if the position is vacant, the Committee may select another member as Chair. The Chair will have the right to exercise all powers of the Committee between meetings but will attempt to involve all other members as appropriate prior to the exercise of any powers and will, in any event, advise all other members of any decisions made or powers exercised.

5.    MEETINGS

      The Committee will meet at the request of its Chair, but in any event it will meet when required to consider matters referred to it by the Board. Notices calling meetings will be sent to all Committee members, to the CEO of the Corporation, to the Chair of the Board and to all other directors. The Chair of the Committee shall develop and set the Committee's agenda, in consultation with the other members of the Committee. Each member of the Committee is free to suggest the inclusion of items on the agenda. The agenda and information concerning the business to be conducted at each Committee meeting shall be distributed to the members of the Committee in advance of each meeting to permit meaningful review.

6.    QUORUM

      A majority of members of the Committee, present in person, by teleconference, or by videoconference, will constitute a quorum.

7.    REMOVAL AND VACANCY

      A member may resign from the Committee, and may also be removed and replaced at any time by the Board, and will automatically cease to be a member as soon as the member ceases to be a director. The Board will fill vacancies in the Committee by appointment from among the directors of the Board in accordance with Section 2 of this Charter. Subject to quorum requirements, if a vacancy exists on the Committee, the remaining members will exercise all its powers.

8.    EXPERTS AND ADVISORS

      In order to carry out its duties, the Committee may retain or appoint, at the Corporation's expense, such independent counsel and other experts and advisors as it deems necessary. The Committee shall provide notice to the Nominating and Corporate Governance Committee of its actions in this regard.

9.    ACCESS

      The Committee may have access to and direct contact with any employee, contractor, supplier, customer or other person that is engaged in any business relationship with the Corporation to confirm information or to investigate any matter within the mandate of the Committee.

10.   SECRETARY AND MINUTES

      The Chair of the Committee shall appoint a secretary for each meeting to keep minutes of such meeting. The minutes of the Committee will be in writing and duly entered into the books of the Corporation. The minutes of the Committee will be circulated to all members of the Board, redacted as may be determined necessary by the Chair to remove any sensitive personnel information not otherwise material to the Board.

11.   GENERAL

      Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.



Dated as of May 6, 2005

                                   APPENDIX E

                          WESTERN FOREST PRODUCTS INC.

                             AUDIT COMMITTEE CHARTER

1.    PURPOSE

      The Board of Directors (the "Board") of Western Forest Products Inc. (the "Corporation") has established an Audit Committee (the "Committee") to assist the Board in fulfilling its oversight responsibilities regarding:

      (a) the accuracy and completeness of the Corporation's financial statements;

      (b) the internal control and financial reporting systems of the Corporation;

      (c)   the selection and activities of the Corporation's external auditor;

      (d)   risk management;

      (e) the Corporation's compliance with legal and regulatory requirements, and

      (f) any additional duties set out in this Charter or otherwise delegated to the Committee by the Board.

2.    MEMBERS

      Committee members, including the Committee Chair, shall be appointed annually by the Board based on recommendations of the Nominating and Corporate Governance Committee and shall consist of at least three members of the Board who meet the independence requirements of Multilateral Instrument 52-110 - Audit Committees.

      All members of the Committee shall be financially literate. While the Board shall determine the definition of and criteria for financial literacy, this shall, at a minimum, include the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements.

3.    DUTIES

      The Committee shall have the following duties:

      (a)   Financial Reporting and Disclosure

            (i) Audited Annual Financial Statements: Review the audited annual financial statements as prepared by management in conjunction with the external auditors, related management discussion and analysis ("MD&A") and earnings press releases for submission to Board for approval.

            (ii) Quarterly Review: Review the unaudited quarterly financial statements, the related MD&A and earnings press releases for submission to the Board for approval.

            (iii) Significant Accounting Practices and Disclosure Issues: Review
                  with management and the external auditor, significant accounting practices employed by the Corporation and disclosure issues, including complex or unusual transactions, judgmental areas such reserves or estimates, significant changes to accounting principles, and alternative treatments under Canadian GAAP for material transactions. This review process shall be undertaken in order to have reasonable assurance that the financial statements are complete, do not contain any misrepresentations, and present fairly the Corporation's financial position and the results of its operations in accordance with Canadian GAAP.

            (iv) Compliance: Confirm through discussions with management and auditors whether Canadian GAAP and all applicable laws or regulations related to financial reporting and disclosure have been considered and obtain confirmations from management that Canadian GAAP and all such applicable laws have been complied with.

            (v) Legal Events: Review any actual or anticipated litigation or other events, including tax assessments, which could have a material current or future affect on the Corporation's financial statements, and the manner in which these have been disclosed in the financial statements.

            (vi) Off-Balance Sheet Transactions: Discuss with management the effect of any off-balance sheet transactions, arrangements, obligations and other relationships with unconsolidated entities or other persons that may have a material current or future affect on the Corporation's financial condition, changes in financial condition, results of operations, liquidity, capital expenditures, capital resources, or significant components or revenues and expenses.

            (vii) Disclosure Procedures: Satisfy itself that adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted from the Corporation's financial statements and periodically assess the adequacy of those procedures.

      (b)   Oversight of Internal Controls

            (i) Review and Assessment: Review the adequacy and effectiveness of the Corporation's system of internal control and management information systems through discussions with management and the external auditor.

            (ii)  Oversight: Oversee system of internal control, by:

                  o Consulting with the external auditor regarding the adequacy of the Corporation's internal controls;

                  o Monitoring policies and procedures for internal accounting, financial control and management information, electronic data control and computer security;

                  o Obtaining from management adequate assurances that all statutory payments and withholdings have been made; and

                  o     Taking other actions as considered necessary.

            (iii) Fraud: Oversee investigations of alleged fraud and illegality relating to the Corporation's finances and any resulting actions.

            (iv) Complaint: Establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters, and for the protection from retaliation of those who report such complaints in good faith.

      (c)   External Audit

            (i) Appointment or Replacement: Recommend the appointment or replacement of the external auditor to the Board, who will consider the recommendation prior to submitting the nomination to the shareholders for their approval.

            (ii) Compensation: Review with management, and make recommendations to the Board, regarding the compensation of the external auditor. In making a recommendation with respect to compensation, the Committee shall consider the number and nature of reports issued by the external auditor, the quality of internal controls, the size, complexity and financial condition of the Corporation, and the extent of other support provided by the Corporation to the external auditor.

            (iii) Reporting Relationships: The external auditor will report directly to the Committee.

            (iv) Performance: Review with management the terms of the external auditor's engagement, accountability, experience, qualifications and performance. Evaluate the performance of the external auditor.

            (v) Transition: Review management's plans for an orderly transition to a new external auditor, if required.

            (vi) Audit Plan: Review the audit plan and scope of the external audit with the external auditor and management, and consider the nature and scope of the planned audit procedures.

            (vii) Audit Plan Changes: Discuss with the external auditor any significant changes required in the approach or scope of their audit plan, management's handling of any proposed adjustments identified by the external auditor, and any actions or inactions by management that limited or restricted the scope of their work.

            (viii) Review of Results: Review, independently from management and without management present, the results of the annual external audit, the audit report thereon and the auditor's review of the related MD&A, and discuss with the external auditor the quality (not just the acceptability) of accounting principles used, any alternative treatments of financial information that have been discussed with management, the ramifications of their use and the auditor's preferred treatment, and any other material communications with management.

            (ix) Disagreements with Management: Resolve any disagreements between management and the external auditor regarding financial reporting.

            (x) Material Written Communications: Review all other material written communications between the external auditor and management, including the post-audit management letter containing the recommendations of the external auditor, management's response and, subsequently, follow up identified weaknesses.

            (xi) Interim Financial Statements: Engage the external auditor to review all internal financial statements and review the results of the auditor's review of the interim financial statements and the auditor's review of the related MD&A independent of and without management present.

            (xii) Other Audit Matters: Review any other matters related to the external audit that are to be communicated to the Committee under generally accepted auditing standards or that relate to the external auditor.

            (xiii) Meeting with External Auditor: Meet with the external auditor independently from management and without management present
                  (1) at least annually to discuss and review specific issues; and (2) as appropriate with respect to any significant matters that the auditor may wish to bring to the Committee for its consideration.

            (xiv) Correspondence: Review with management and the external auditor any correspondence with regulators or governmental agencies, employee complaints or published reports that raise material issues regarding the Corporation's financial statements or accounting policies.

            (xv) Independence: At least annually, and before the external auditor issues its report on the annual financial statements, review and confirm the independence of the external auditor through discussions with the auditor on their relationship with the Corporation, including details of all non-audit services provided. Consider the safeguards implemented by the external auditor to minimize any threats to their independence, and take action to eliminate all factors that might impair, or be perceived to impair, the independence of the external auditor. Consider the number of years the lead audit partner has been assigned to the Corporation, and consider whether it is appropriate to recommend to the Board a policy of rotating the lead audit partner more frequently than every five years, as is required under the rules of the Canadian Public Accountability Board.

            (xvi) Non-Audit/Audit Services: Pre-approve, in accordance with applicable law, any non-audit services to be provided to the Corporation by the external auditor, with reference to compatibility of the service with the external auditor's independence.

            (xvii) Hiring Policies: Review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor.

      (d)   Risk Management

            Review and assess the adequacy of the Corporation's risk management policies and procedures with respect to the Corporation's principal business risks. Review and assess the adequacy of the implementation of appropriate systems to mitigate and manage the risks, and report regularly to the Board. Review the Corporation's insurance program.

      (e)   Regulatory Compliance

            Review with management the Corporation's relationship with regulators and the timeliness and accuracy of Corporation filings with regulatory authorities.

      (f)   Related Party Transactions

            Review with management all related party transactions and the development of policies and procedures related to those transactions.

      (g)   Board Relationship and Reporting

            (i) Adequacy of Charter: Review and assess the adequacy of the Committee Charter annually and submit such amendments as the Committee proposes to the Board.

            (ii) Disclosure: Oversee appropriate disclosure of the Committee's Charter, and other information required to be disclosed by applicable legislation, in the Corporation's Annual Information Form and all other applicable disclosure documents, including any management information circular distributed in connection with the solicitation of proxies from the Corporation's securityholders.

            (iii) Reporting: Report regularly to the Board on Committee activities, issues and related recommendations.

4.    CHAIR

      The Board will in each year appoint the Chair of the Committee. The Chair shall be financially literate. In the Chair's absence, or if the position is vacant, the Committee may select another member as Chair. The Chair will have the right to exercise all powers of the Committee between meetings but will attempt to involve all other members as appropriate prior to the exercise of any powers and will, in any event, advise all other members of any decisions made or powers exercised.

5.    MEETINGS

      The Committee shall meet at the request of its Chair, but in any event it will meet at least four times a year. Notices calling meetings shall be sent to all Committee members. The external auditor or any member of the Committee may call a meeting of the Committee. The Chair of the Committee shall develop and set the Committee's agenda, in consultation with the other members of the Committee. Each member of the Committee is free to suggest the inclusion of items on the agenda. The agenda and information concerning the business to be conducted at each Committee meeting shall be distributed to the members of the Committee in advance of each meeting to permit meaningful review.

6.    QUORUM

      A majority of members of the Committee, present in person, by teleconference, or by videoconference will constitute a quorum.

7.    REMOVAL AND VACANCY

      A member may resign from the Committee, and may be removed and replaced at any time by the Board, and will automatically cease to be a member as soon as the member ceases to be a director. The Board will fill vacancies in the Committee by appointment from among the directors of the Board in accordance with Section 2 of this Charter. Subject to quorum requirements, if a vacancy exists on the Committee, the remaining members will exercise all its powers.

8.    EXPERTS AND ADVISORS

      In order to carry out its duties, the Committee may retain or appoint, at the Corporation's expense, such independent counsel and other experts and advisors as it deems necessary. The Committee shall provide notice to the Nominating and Corporate Governance Committee of its actions in this regard.

9.    ACCESS

      The Committee may have access to and direct contact with any employee, contractor, supplier, customer or other person that is engaged in any business relationship with the Corporation to confirm information or to investigate any matter within the mandate of the Committee.

10.   SECRETARY AND MINUTES

      The Chair of the Committee shall appoint a secretary for each meeting to keep minutes of such meeting. The minutes of the Committee will be in writing and duly entered into the books of the Corporation. The minutes of the Committee will be circulated to all members of the Board.



Dated as of May 6, 2005

                          WESTERN FOREST PRODUCTS INC.
                            3rd Floor, 435 Trunk Road
                    Duncan, British Columbia, Canada, V9L 2P9
                 Tel. No. (250) 748-3711 Fax No. (250) 748-6045

                                  FORM OF PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE MANAGEMENT OF WESTERN FOREST PRODUCTS INC. (THE "CORPORATION") FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS ON JUNE 15, 2005 (THE "MEETING"). AT THE MEETING, HOLDERS OF COMMON SHARES ("COMMON SHARES") OF THE CORPORATION ARE ENTITLED TO VOTE BY VIRTUE OF THE RIGHTS ATTACHED TO SUCH SHARES. HOLDERS OF COMMON SHARES ARE ENTITLED TO ONE VOTE FOR EVERY COMMON SHARE HELD. It is expected that the solicitation of proxies will be primarily by mail. Proxies may also be solicited personally or by telephone by directors, officers or employees of the Corporation at nominal cost. The cost of this solicitation will be borne by the Corporation.

The undersigned hereby appoints REYNOLD HERT, President and Chief Executive Officer of the Corporation, or failing him, PAUL IRELAND, Chief Financial Officer of the Corporation, or instead of either of them ______________________, as Proxyholder of the undersigned, with power of substitution, to attend, act and vote for and on behalf of the undersigned at the Meeting, and at any and all adjournments thereof, in the same manner, to the same extent and with the same power as if the undersigned were present at the Meeting or an adjournment thereof.

In addition to revocation in any manner permitted by law, a proxy may be revoked by an instrument in writing signed by the Shareholder of record or by his, her or its attorney duly authorized in writing or, if the Shareholder is a corporation or association, the instrument in writing should bear the seal of such corporation or association and must be executed by an officer or by an attorney duly authorized in writing, and deposited with the Corporation's registered office, c/o Fasken Martineau DuMoulin LLP, Suite 2100, 1075 West Georgia Street, Vancouver, British Columbia, V6E 3G2, Attention: L. Casciano, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or, as to any matter in respect of which a vote shall not already have been cast pursuant to such proxy, with the Chairman of the Meeting on the day of the Meeting, or at any adjournment thereof, and upon either of such deposit, the proxy is revoked.

Without limiting the general powers hereby confirmed, the Proxyholder is hereby directed to vote on any poll as follows:

1. To fix the number of directors of the Corporation for the ensuing year at seven (7).

      IN FAVOUR [ ]     AGAINST [ ]

2. To vote in respect of the election of the following persons as Directors of the Corporation for the term expiring at the close of the next annual general meeting of the Corporation:

         James Arthurs              IN FAVOUR [ ]    WITHHOLD  [ ]
         Lee Doney                  IN FAVOUR [ ]    WITHHOLD  [ ]
         Peter Gordon               IN FAVOUR [ ]    WITHHOLD  [ ]
         Reynold Hert               IN FAVOUR [ ]    WITHHOLD  [ ]
         John Lacey                 IN FAVOUR [ ]    WITHHOLD  [ ]
         John MacIntyre             IN FAVOUR [ ]    WITHHOLD  [ ]
         John B. Newman             IN FAVOUR [ ]    WITHHOLD  [ ]

3. To appoint KPMG LLP, Chartered Accountants, as auditors of the Corporation until the close of the next annual general meeting.

      IN FAVOUR [ ]     WITHHOLD [ ]

4. To authorize the Board of Directors to fix the remuneration to be paid to the auditors of the Corporation.

      IN FAVOUR [ ]     AGAINST [ ]

5.    To pass an ordinary resolution of Shareholders confirming the amendment to section 2.05 of the Corporation's By-Law No. 1 as described in the accompanying Management Proxy Circular.

      IN FAVOUR [ ]     AGAINST [ ]

The Notes to Proxy on the reverse are incorporated into and form part of this Form of Proxy. If this Form of Proxy is not dated in the space provided below, it shall be deemed to bear the date on which it is mailed by the person making the solicitation, being the Management of the Corporation.

THE UNDERSIGNED HEREBY REVOKES ANY PROXY PREVIOUSLY GIVEN WITH RESPECT TO THE MEETING OR ANY ADJOURNMENT THEREOF.


      DATED this ______________ day of _________________________ , 2005.


      ___________________________________________________
      SIGNATURE OF SHAREHOLDER

      Name: _____________________________________________

      Address: __________________________________________

      ___________________________________________________

      No. of Common Shares: _____________________________


      Your address shown will be registered as your present address. Please notify the Corporation of any change in your address.

                                 NOTES TO PROXY

1. The Common Shares represented by this Proxy will be voted or withheld from voting, in accordance with the instructions given, on any ballot that may be called for. If the Shareholder has specified a choice with respect to any of the items above by marking an "X" in the space provided for that purpose, the Common Shares will be voted in accordance with that choice. IN THE ABSENCE OF INSTRUCTIONS MADE ON A FORM OF PROXY, IT IS THE INTENTION OF THE MANAGEMENT DESIGNEE, IF NAMED AS PROXYHOLDER, TO VOTE IN FAVOUR OF ALL OF THE MATTERS REFERRED TO IN THE NOTICE OF MEETING AND MANAGEMENT PROXY CIRCULAR.

      This Proxy confers discretionary authority with respect to amendments or variations of the matters identified in the Notice of Meeting and Management Proxy Circular and with respect to other matters which might properly come before the Meeting.

2. A SHAREHOLDER HAS THE RIGHT TO DESIGNATE A PERSON (WHO NEED NOT BE A SHAREHOLDER OF THE CORPORATION), OTHER THAN REYNOLD HERT OR PAUL IRELAND, BOTH DIRECTORS AND/OR OFFICERS OF THE CORPORATION AND THE MANAGEMENT DESIGNEES, TO ATTEND, ACT AND VOTE FOR THE SHAREHOLDER AT THE MEETING. SUCH RIGHT MAY BE EXERCISED BY INSERTING IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY, THE NAME OF THE PERSON TO BE DESIGNATED AND STRIKING OUT, THE NAMES OF THE MANAGEMENT DESIGNEES OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND DELIVERING SAME TO THE TORONTO OFFICE OF THE CORPORATION'S REGISTRAR AND TRANSFER AGENT, COMPUTERSHARE INVESTOR SERVICES INC., 100 UNIVERSITY AVENUE, 9TH FLOOR, TORONTO, ONTARIO M5J 2Y1, NO LATER THAN 10:00 A.M. VANCOUVER TIME (1:00 P.M. TORONTO TIME) ON JUNE 13, 2005.

3. A Proxy will not be valid unless signed by the Shareholder of record or by such Shareholder's attorney duly authorized in writing, or, if such Shareholder is a corporation or association, the Form of Proxy should bear the seal of such corporation or association and must be executed by an officer or by an attorney duly authorized in writing. If the proxy is executed by an attorney for an individual Shareholder or by an officer or attorney of a Shareholder that is a corporation or association, the instrument so empowering the officer or attorney, as the case may be, or a notarial copy thereof, must accompany the Form of Proxy.

4. A proxy to be effective must be deposited with the Toronto office of the Corporation's registrar and transfer agent, Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, no later than 10:00 a.m. Vancouver Time (1:00 p.m. Toronto Time) on June 13, 2005.

                          WESTERN FOREST PRODUCTS INC.
                               (THE "CORPORATION")

TO:   Shareholders of the Corporation

In accordance with applicable Canadian securities laws, shareholders of the Corporation may request to receive annually the Corporation's interim and annual financial statements and related management's discussion and analysis ("MD&A"). If you wish to receive such documents, please complete this form by checking the appropriate boxes below and return the form by fax to our registrar and transfer agent, Computershare Investor Services Company at 1-866-249-7775; or you may return the form with your proxy in the enclosed envelope to:

                     COMPUTERSHARE INVESTOR SERVICES COMPANY
                        9TH FLOOR, 100 UNIVERSITY AVENUE
                               TORONTO, ON M5J 2Y1

PLEASE SEND ME THE QUARTERLY INTERIM FINANCIAL STATEMENTS FOR 2005           [ ]
AND THE FIRST QUARTER OF 2006, TOGETHER WITH THE RELATED MD&A


PLEASE SEND ME THE ANNUAL REPORT, CONSISTING OF THE ANNUAL AUDITED           [ ]
FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005, TOGETHER
WITH THE RELATED MD&A


If you have indicated that you wish to receive the interim or annual documents listed above and would like the documents to be delivered electronically to you, please complete Appendix A attached hereto.

If you are a registered shareholder of the Corporation, our corporate legislation requires that we deliver our annual financial statements to you, unless you inform us that you do not wish to receive them. If this is the case, please check the box below and return this form in accordance with the instructions above:

I DO NOT WISH TO RECEIVE THE ANNUAL FINANCIAL STATEMENTS.                    [ ]

                     _______________________________________
                        PLEASE PRINT NAME OF SHAREHOLDER

                     _______________________________________
                                 MAILING ADDRESS


                     _______________________________________
                                    CITY/TOWN

                     _______________________________________
                      PROVINCE/STATE        POSTAL/ZIP CODE


By signing below, I confirm that I am a shareholder of the Corporation and that I consent to the collection and use of personal information for the purposes outlined above and to the disclosure to the Corporation and to its agents, including its registrar and transfer agent, for the purposes of administering the delivery of the documents described above:


__________________________________                 DATE: _______________________
SIGNATURE OF SHAREHOLDER

                                   APPENDIX A

                   CONSENT TO ELECTRONIC DELIVERY OF DOCUMENTS

TO:   Western Forest Products Inc. (the "Corporation")

I have read and understand this "Consent to Electronic Delivery of Documents" and hereby consent to the electronic delivery of the Corporation's interim and annual financial statements and related MD&A that the Corporation elects to deliver to me electronically, all in accordance with my instructions below:

1. I acknowledge that the interim and annual financial statements and related MD&A will be attached to an email sent to my email address that is set out below.

2. I understand that as the interim and annual financial statements and related MD&A will be sent by email and will be in PDF format that I will need access to a personal computer with appropriate software, including email software, and communication access to the Internet to receive the document, Adobe Acrobat Reader software to view the PDF - formatted documents and a printer to print the documents.

3. I acknowledge that I may receive from the Corporation a paper copy of any documents delivered electronically at no cost if I contact the Corporation by telephone, regular mail or email as set out in number 6 below.

4. I understand that I will be provided with a paper copy of any documents delivered electronically if electronic delivery fails.

5. I acknowledge that my personal information will be stored electronically and the electronic file will be password protected.

6. I understand that my consent may be revoked or changed, including any change in the email address to which documents are delivered, at any time by notifying the Corporation of such revised or revoked consent by telephone, regular mail or electronic mail at:

                          Western Forest Products Inc.
                            3rd Floor, 435 Trunk Road
                    Duncan, British Columbia, Canada, V9L 2P9
                             Tel. No. (250)-748-3711
                             Fax No. (250)-748-6045
                         Email: ajones@westernforest.com

7.    I understand that I am not required to consent to electronic delivery.

By signing below, I confirm that I have consented to the foregoing and to the collection and use of personal information for the purposes outlined above and to the disclosure to the Corporation and to its agents, including its registrar and transfer agent, for the purpose of administering the delivery of the documents described above.


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SIGNATURE OF SHAREHOLDER

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NAME OF SHAREHOLDER

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EMAIL ADDRESS